# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
North American Cricket Club, Inc.

*Legal status of issuer*

   ***Form***
   Corporation

   ***Jurisdiction of Incorporation/Organization***
   Delaware

   ***Date of organization***
   February 1, 2024

*Physical address of issuer*
4607 Lakeview Canyon Rd. Suite 238, Westlake Village, CA 91361

*Website of issuer*
naccpro.com

*Name of co-issuer*
North American Cricket Club SPV, LLC

*Legal status of co-issuer*

   ***Form***
   Limited Liability Company

**Jurisdiction of Incorporation/Organization**
Delaware

**Date of organization**
September 4, 2025

**Physical address of co-issuer**
4607 Lakeview Canyon Rd. Suite 238 Westlake Village, CA 91361

**Website of co-issuer**
N/A

**Name of intermediary through which the Offering will be conducted**
Jumpstart Micro, Inc. d/b/a Issuance Express

**CIK number of intermediary**
0001664804

**SEC file number of intermediary**
007-00008

**CRD number, if applicable, of intermediary**
282912

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering**
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings, and a flat rate commission fee of $10,000.00.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest**
N/A

**Name of qualified third party "Escrow Facilitator" which the Offering will utilize**
North Capital Private Securities Corporation

**Type of security offered**
Class C Non-Voting Common Stock

**Target number of Securities to be offered**
2,000

**Price (or method for determining price)**
$5.00

**Target offering amount**
$10,000.00

**Oversubscriptions accepted:**

☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other

*Maximum offering amount (if different from target offering amount)*
$1,000,000.00

*Deadline to reach the target offering amount*
November 30, 2025

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
3

|  | **Most recent fiscal year-end (2024)** | **Prior fiscal year-end (2023)** |
|---|---|---|
| **Total Assets** | $5,614.00 | N/A |
| **Cash & Cash Equivalents** | $100.00 | N/A |
| **Accounts Receivable** | $0.00 | N/A |
| **Short-term Debt** | $0.00 | N/A |
| **Long-term Debt** | $0.00 | N/A |
| **Revenues/Sales** | $0.00 | N/A |
| **Cost of Goods Sold** | $0.00 | N/A |
| **Taxes Paid** | $0.00 | N/A |
| **Net Income** | -$14,045.00 | N/A |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**September 29, 2025**

**FORM C**

**Up to $1,000,000.00**

**North American Cricket Club, Inc.**



——————————————

North American Cricket Club, Inc., a California corporation (the "Issuer," the "Company," "we," "us," or "our"), is offering pursuant to this Form C up to $1,000,000 worth of its Class C Non-voting common stock, which we refer to throughout this Offering Statement as "Class C Stock." The investment in the Class C Stock will be made through North American Cricket Club SPV, LLC, an authorized crowdfunding vehicle of which the Company is the sole manager (the "Co-Issuer" or the "SPV"). Investors in this offering ("Investors" or "Purchasers") will purchase units of membership interest in the SPV titled "CF Units," which we refer to together with the Class C Stock, as the "Securities." The SPV will use the proceeds it receives from the sale of CF Units to purchase shares of Class C Stock. Each CF Unit corresponds to one share of Class C Stock in the Company and the Company and the SPV will maintain a one-to-one ratio between outstanding CF Units and outstanding shares of Class C Stock at all times.

We are offering the CF Units at a price of $5.00 per unit, and the minimum investment amount in CF Units is $100.00, which may be waived by the Company in its sole discretion.

The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount" or the "Minimum Amount"). The Company must reach its Target Amount by November 30, 2025 (the "Target Date"), the end date of the offering. Unless the Company raises at least the Target Amount by the Target Date, no Securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of potentially multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close, subject to cancelation, as described below.

Investment commitments may be accepted or rejected by the Company, in its sole discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of Investors are set forth in the Subscription Agreement accompanying this offering statement. In order to purchase CF Units, a prospective Investor must complete the Subscription Agreement and other documents through the portal operated by our intermediary, Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal to 7% of the gross proceeds received by the SPV from the sale of the CF Units in the offering plus the sum of $10,000 as an administrative fee.

All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investment is not cancelled, the purchased securities will be issued. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Issuer's offer to sell the Securities at any time for any reason.

The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*".  In order to purchase the CF Units and to thereby obtain an indirect economic interest in the Class C Stock, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion.  The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

|  | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $100.00 | $7 | $93.00 |
| **Aggregate Minimum Offering Amount** | $10,000.00 | $700.00 | $9,300.00 |
| **Aggregate Maximum Offering Amount** | $1,000,000.00 | $70,000.00 | $930,000.00 |

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at naccpro.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.**

The date of this Form C is September 29, 2025.

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the State of Delaware;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-*

*looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by either of the Issuers in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**ONGOING REPORTING**

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers' shared website at: naccpro.com

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:

1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuers do not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**Article I.      SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

North American Cricket Club, Inc. (the "Company," "we," "us," or "our") is a Delaware Corporation, formed on February 1, 2024.

The Company is located at 4607 Lakeview Canyon Rd. Suite 238 Westlake Village, CA 91361.

The Company's website is naccpro.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

North American Cricket Club SPV, LLC (the "Co-Issuer") is a Delaware limited liability company, formed on September 4, 2025.

The Co-Issuer is located at 4607 Lakeview Canyon Rd. Suite 238 Westlake Village, CA 91361.

**Section I.01 The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.**

**Section I.02 The Business**

The Company was formed to organize and promote a professional cricket league in the United States by selling teams to independent owners in cities across the country. We expect to generate revenue primarily through league-wide and team-level sponsorships (including naming rights and kit/apparel partnerships), broadcast and ticketing partnerships, premium seating sales, and ancillary services like facility partnerships and merch/apparel deals.

NACC is in the early stages of development but aims to differentiate by focusing on:

- Recruiting crossover talent from baseball and softball.

- Building regional "Have a Go" clinics to establish a grassroots pipeline and a talent pool.

- Positioning itself in alignment with the U.S. Olympic and Paralympic Committee (USOPC).

- The NACC Brand will be Community-first and Olympic-aligned.

- Unique among competitors, NACC prioritizes homegrown American talent— especially collegiate athletes transitioning from other bat-and-ball sports.

- Promotes a faster path to professional play and U.S. national team eligibility.

- Low-barrier Entry + Regional Expansion: Hosting regional scouting and skill development events lowers cost and travel burdens for new players.

- We intend to leverage existing venues like minor league baseball stadiums and a multitude of Sports Complexes around the Country to reduce initial infrastructure costs for both the league and for team owners.

- NACC will actively promote both male and female professional leagues, appealing to equity-focused sponsors and organizations.

- The NACC Content & Olympic narrative will target media partnerships and storytelling (e.g., docuseries, social media campaigns) to create cultural relevance around the Olympic return of cricket in LA 2028.

- NACC will offer team ownership sales, naming rights, and equity incentives to sponsors, which may appeal to early investors more than the closed models of MLC or APL.

In summary, NACC's competitive position is that of a mission-driven disruptor—smaller and newer than MLC or APL, but more agile and culturally resonant due to its grassroots approach, Olympic tie-in, and focus on American crossover athletes. It competes by differentiating, not duplicating—targeting gaps left by its larger, more commercially mature rivals who we believe are missing the boat completely and have a very poor understanding of how sports resonate with the North American fanbase.

## Section I.03    The Company's Offering

| | |
|---|---|
| **Minimum number of shares of Class C Non-voting Common Stock being offered** | 2,000 |
| **Total number of shares of Class C Non-voting Common Stock outstanding after Offering (if minimum amount reached)** | 2,000 |
| **Maximum number of shares of Class C Non-voting Common Stock being offered** | 200,000 |
| **Total number of shares of Class C Non-voting Common Stock outstanding after Offering (if maximum amount reached)** | 200,000 |
| **Purchase price per Security** | $5.00 |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | November 30, 2025 |
| **Use of proceeds** | See the description of the use of proceeds on page 28 hereof. |
| **Voting Rights** | Neither the Class C Stock nor the CF Units have any voting rights. See the description of the voting rights on page 41 hereof. |

## Section I.04    The Co-Issuer's Offering

| | |
|---|---|
| **Minimum amount of CF Units being offered** | 2,000 |
| **Total number of CF Units outstanding after Offering (if minimum amount reached)** | 2,000 |
| **Maximum number of Units being offered** | 200,000 |
| **Total number of CF Units outstanding after Offering (if maximum amount reached)** | 200,000 |
| **Purchase price per Security** | $5.00 |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | The Offering deadline for the Co-Issuer's securities is the same date as the offering deadline for the Company's securities. |
| **Use of proceeds** | See the description of the use of proceeds on page 28 hereof. |
| **Voting Rights** | See the description of the voting rights on page 41 hereof. |

## Article II.    RISK FACTORS

### Section II.01   Risks Related to the Company's Business and Industry

*Competition for Consumer Leisure Spending*
The market for live sporting events, entertainment, and leisure activities is highly competitive, and the discretionary spending of U.S. consumers is finite. The Company will compete for consumer dollars against established professional sports leagues such as the NFL, NBA, MLB, NHL, and MLS, as well as other entertainment options including concerts, streaming services, amusement

parks, and travel. Economic downturns, inflation, or other adverse economic conditions may further reduce the amount of disposable income available for leisure activities. If the Company is unable to successfully compete for consumer spending, its revenues and growth prospects could be materially and adversely affected.

### *Competition for Advertising, Sponsorship, and Media Coverage*
The Company will compete with other professional sports and entertainment properties for advertising dollars, sponsorships, and media coverage. Corporate marketing budgets are finite, and established sports properties may be able to offer broader audience reach, stronger brand recognition, and higher return on investment for sponsors. The Company's ability to secure broadcast partnerships, digital streaming agreements, and national media coverage may be limited, which could impair its ability to generate sponsorship revenue. Shifts in advertising strategies, such as increased focus on digital-only campaigns, could also reduce the attractiveness of traditional sports sponsorship models, further impacting revenue potential.

### *Challenges in Attracting and Developing Players*
Cricket has no established developmental system in the United States comparable to youth, collegiate, or minor league systems in other sports. As a result, the Company may face difficulty attracting and developing domestic players. The limited U.S.-based talent pool may require reliance on international players, which could increase operational costs related to recruitment, visas, relocation, and housing. Additionally, the lack of public familiarity with cricket may discourage U.S. athletes from pursuing the sport professionally. Failure to develop a pipeline of qualified domestic players could hinder the Company's long-term competitiveness and market appeal.

### *Direct Competition with Existing U.S. Cricket Leagues*
The Company will compete directly with existing U.S. cricket leagues, including those with established infrastructure, teams, sponsorship relationships, and market presence. Such competitors may have first-mover advantages and control over key geographic markets, making it more difficult for the Company to secure venues, sponsors, and franchise owners. Competition may also result in increased costs for player acquisition and retention, as well as market confusion among consumers, which could limit the Company's ability to build a loyal fan base.

### *Uncertain Popularity of Cricket in the United States*
Cricket is a globally popular sport but remains a niche activity in the United States with limited mainstream visibility. There is no guarantee that cricket will gain significant popularity or sustained consumer interest in the U.S., even with substantial marketing and grassroots development efforts. Consumer engagement may remain concentrated within existing immigrant communities familiar with cricket, limiting the sport's appeal to broader U.S. audiences. If cricket fails to achieve widespread popularity, the Company's ability to generate ticket sales, secure media rights deals, and attract sponsorships could be materially and adversely impacted.

### ***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We were incorporated under the laws of Delaware on February 1, 2024. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the

inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. We cannot assure investors that we will be able to raise additional capital in the future as it is needed for our business.***

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***We plan to implement new lines of business or offer new products and services within existing lines of business.***

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***In general, demand for our products and services is highly correlated with general economic conditions.***

We expect to generate a substantial portion of our revenue from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees,     on our networks and at third-party networks over which we have no control. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite security measures we and our partners may employ, the information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise such networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

The Company is dependent on Co-Founders: Nicholas Corso, CEO; Kameron Loe, VP - Player Personnel, and Julien Fountain, VP Training and Education.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Nicholas Corso, Kameron Loe and Julien Fountain in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Nicholas Corso, Kameron Loe and Julien Fountain die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We recognize the importance of protecting the organization against the potential loss of key leadership or operational personnel. As such, the Company intends to investigate and evaluate the purchase of Key Man Insurance policies in the future for select executives, founders, or other individuals whose contributions are critical to the success of the business. This insurance would be designed to help mitigate the financial and operational impact of an unexpected loss by providing the Company with resources to cover transition costs, recruiting expenses, or interim leadership solutions. The Company anticipates conducting a formal review of coverage options and beneficiaries as operations expand and long-term personnel structures are solidified.

***We rely on various intellectual property rights, including trademarks and copyrights in order to operate our business.***

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***We have not prepared any audited financial statements.***
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and, potentially, various foreign jurisdictions, in the future.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

**Outstanding Personal Obligation of an Officer May Present Perceived Risks**

Kameron Loe, an officer of the Company, has an outstanding personal obligation of approximately **$200,000** arising from a commercial lease associated with a wellness center he operated in Phoenix, Arizona. The business was forced to close during the COVID-19 pandemic due to government-mandated shutdowns. Although this obligation is personal to Mr. Loe and does not involve or create liability for the Company, investors should consider that significant personal obligations of the Company's officers may pose reputational risks, create distractions, or otherwise affect investor confidence in management.

**Outstanding FINRA Records May Present Perceived Reputational Risk**
In a career spanning more than 20 years as a Registered Representative, Nicholas Corso, an officer of the Company, was named in two FINRA arbitration matters (Case Nos. 11-04495 and 09-03292) while employed at Wells Fargo. In both proceedings, the arbitration panels determined that the claims against Mr. Corso were factually unfounded and granted expungement relief pursuant to FINRA Rule 2080. Because FINRA requires court confirmation before records are removed from the Central Registration Depository (CRD), and that step was not completed, the disclosures remain visible on Mr. Corso's public BrokerCheck report. These matters did not result in any findings of liability against Mr. Corso and do not involve the Company; however, the continued public availability of the disclosures may create reputational considerations or affect perceptions of the Company's management.

**Section II.02   Risks Related to the Securities**

***The Class C Stock and the corresponding CF Units that investors will acquire in the Offering are non-voting securities and investors will have no ability to control the Company.***
The Securities do not entitle the holders thereof to vote, and the holders of the CF Units will not have any ability to exercise control over the Company. All control of the Company will rest in the hands of the holders of the Class A Common Stock and Class B Common Stock, both of which have voting rights and allow holders of those securities to elect directors that will manage the Company's operations.

***The CF Units will not be freely tradable until one year from the initial purchase date. Although the CF Units may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment.  There is not now and likely will not be a public market for the CF Units.  Because the CF Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the CF Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF.  It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the CF Units may also adversely affect the price that you might be able to obtain for the CF Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.  Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits

carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*The Company has the right to extend the Offering deadline.*
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

*The Company has the right to end the Offering early.*
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.


*Your ownership of the shares of stock will be subject to dilution.*
Owners of common stock do not have preemptive rights. If the Company conducts subsequent Offerings of stock or Securities convertible into stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

*The Securities will be equity interests in the Co-issuer and will not constitute indebtedness.*
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

*There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers.

Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.***
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Class C Stock or the CF Units.

***The Company has the right to conduct multiple "rolling" closings during The Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## Article III.  BUSINESS

### Section III.01 Description of the Business

The Company was formed to organize and promote a professional cricket league in the United States by selling franchises to independent owners in cities across the country. We expect to generate revenue primarily through league-wide and team-level sponsorships (including naming rights and kit/apparel partnerships), broadcast and ticketing partnerships, premium seating sales, and ancillary services like facility partnerships and merch/apparel deals.

### Section III.02 Business Plan - The Company

**The North American Cricket Club (NACC)** is launching a new professional cricket league in North America with 8 men's and 8 women's teams, supported by a robust grassroots and youth development initiative. The league's mission is to create opportunities for highly skilled North American athletes—including former collegiate baseball and softball players—to transition into the fast-paced T20 cricket format, which mirrors many familiar bat-and-ball skills while offering global career opportunities. By combining structured player development, grassroots engagement, and world-class coaching, NACC aims to introduce mainstream American athletes and fans to one of the world's most popular sports, second only to soccer with over 2.5 billion fans worldwide.

This league will operate as a private entity with team ownership opportunities and a structured governance system, including an Executive Committee and clear membership criteria. NACC will offer athletes a complete pathway, from initial "Have-a-Go" weekends and regional tryout camps to a televised draft, with ongoing support such as skill training, tactical development, fitness programs, injury prevention, and career management. Parallel to the professional league, the grassroots and youth initiative will work with schools, community programs, and local clubs to introduce cricket at the youth and high school levels, ensuring a steady pipeline of domestic talent and fostering early fan engagement.

By leveraging cricket's global popularity and addressing the shortcomings of the sport's current governance in the U.S., NACC intends to create a more inclusive and commercially viable ecosystem. The strategy focuses on upskilling athletes, showcasing talent, building strong fan engagement, and growing the sport from the ground up. With a robust revenue model, access to professional venues across the country, and the potential for athletes to compete in major overseas leagues like the IPL, Big Bash, and PSL, NACC's structure is designed for scalability and long-term success.

Through its professional league, grassroots programs, and innovative player development approach, the NACC will not only diversify the professional sports landscape in North America but also position itself as a driver for cricket's mainstream growth in the U.S.

**Business Plan - The Co-Issuer**

North American Cricket Club SPV, LLC (the "Co-Issuer") is a Delaware limited liability company, formed on September 4, 2025 and is operated as a "crowdfunding vehicle" pursuant to an exemption from the Investment Company Act of 1940 ("IC Act") provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's Class C Stock in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Will maintain the same fiscal year-end as the Company;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Securities and to the relevant intermediary; and

Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information.

**Section III.03 History of the Business**

**Section III.04 The Company's Products and/or Services**

The North American Cricket Club has recently launched its series of "Have-a-Go" Clinics in Scottsdale, AZ on June 13th and 14th 2025. Additional "Have-a-Go" clinics are anticipated to be held in Houston, TX, Jefferson Parish, Louisiana, and Los Angeles, CA. Upon completion of it's Have-a-Go series, the NACC intends to launch regional Tryouts across the Country. Fans, Sponsors, team owners, and prospective team owners will be invited to attend the Tryouts. From these Tryouts, the Company will select a number of athletes to attend a combine (intended to be televised) to which team owners, prospective team owners, sponsors, and fans will be invited to attend. As a result of the combine, team owners and their representatives will have the opportunity to draft players and sign them to a player contract. NACC intends that the draft will be televised and attended by fans and sponsors across the country.

The Company will offer Official League online fan gear as well as Official Team Fan gear via the league website as well as each team's website. Fan gear will also be available at local team facilities and select retail outlets.

**Section III.05 Competition**

Cricket is a relatively under-represented sport in the United States. There have been a few leagues that have met moderate success since their inception in recent years with Major League Cricket (MLC) and The American Premier League (APL) being the most prominent. MLC is a professional T20 league in the U.S., backed by American Cricket Enterprises, featuring six city-based franchises and broadcast partnerships with Willow TV and regional networks. APL is a separate T20 cricket League that has held two seasons since its 2021 relaunch, featuring seven franchise T20 teams.

Summary: NACC's competitive position is that of a mission-driven disruptor—smaller and newer than MLC or APL, but more agile and culturally resonant due to its grassroots approach, Olympic tie-in, and focus on American crossover athletes. It competes by differentiating, not duplicating—targeting gaps left by its larger, more commercially mature rivals who we believe are missing the boat completely and have a very poor understanding of how sports resonate with the North American fanbase.

**Section III.06 Supply Chain and Customer Base**

The Company has entered into a partnership agreement with Sportsman Solutions to provide sponsorship opportunities and strategic partnership introductions. The Company has also entered into an agreement with Decker Sports to provide team uniforms and fan gear fulfillment within both the league and team websites. Finally, the Company has entered into an agreement with the National Exercise and Sports Trainer Association (NESTA) to deliver international course instruction and coaching certifications ranging from youth to high school, to Collegiate, to Olympic/Elite/Professional levels.

We believe that our "customers" can be defined across a few distinct categories, given our unique stage and business model:

1   Athlete Participants Primary user base
   i)   High school, collegiate, and independent baseball/softball players exploring cricket as a professional pathway.
   ii)  Engage in regional "Have a Go" clinics and form the future talent pipeline.
   iii) Currently non-paying but essential to NACC's value proposition.

2   Strategic Partners and Sponsors Revenue and growth enablers
   i)   Brands, municipalities, fitness/nutrition providers, and service vendors who partner with NACC for naming rights, exposure, or equity
   ii)  Invest in the league's early infrastructure and visibility.

3. Team Owners/Investors Core business customers
   i)    Individuals or ownership groups interested in purchasing or investing in NACC teams.
   ii)  These represent an integral part of NACC's capital formation and league expansion, providing up-front funding, regional activation, and local market engagement.

1)  4. Community and Local Fans Foundational audience
   i)   Families, sports fans, and community members attending clinics or early events.
   ii)  Serve as future customers for ticket sales, merchandise, concessions, and memberships.

1)  5. Media Viewers and Digital Consumers Brand amplification audience
   i)   Social media followers, YouTube viewers, and potential subscribers to future OTT or broadcast cricket content will eventually support advertising, sponsorship ROI, and subscription revenue streams.

   Summary: NACC's current customers include athletes, sponsors, team buyers, local fans, and media viewers. Among these, Team buyers represent a high-value, high-impact customer segment, central to the league's capital structure and long-term scalability.

**Section III.07 Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| SN 98817052 | League Operations & Event Promotion | Company Name and Logo | October 23, 2024 | Pending | United States |

*Copyright Registrations*

| Registration # | Title | Description | Registration Date |
|---|---|---|---|
| SN 98817052 | Cricket Coaching Foundations Course | This is our entry level coaching certification course appropriate for beginning cricket coaches at the youth and high school level | January 15, 2024 |

**Section III.08 Governmental/Regulatory Approval and Compliance**

None.

**Section III.09 Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Section III.10 Other**

The Company's principal address is 4607 Lakeview Canyon Rd. Suite 238, Westlake Village, CA 91361.

The Company conducts business in United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

**Article IV. USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 7% | $700 | 7% | $70,000 |
| Administrative and Legal | 0% | $0 | 15.5% | $155,000 |
| Staffing and Payroll | 0% | $0 | 25% | $250,000 |
| Marketing and Branding | 93% | $9,300 | 10% | $100,000 |
| Player Development and Recruitment | 0% | $0 | 13% | $130,000 |
| Facilities and Equipment | 0% | $0 | 9.5% | $95,000 |
| Event Operations and League Development | 0% | $0 | 10% | $100,000 |
| Travel and Accommodation | 0% | $0 | 7.5% | $75,000 |
| Contingency and Miscellaneous | 0% | $0 | 2.5% | $25,000 |
| **Total** | **100.00%** | **$10,000** | **100.00%** | **$1,000,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of the Companies Securities. The Company may alter the use of proceeds under the following circumstances: The NACC Board will make best efforts to adhere to the budget outlined herein; however, it reserves the right to reallocate funds at its discretion as circumstances evolve and dictate.

## Article V.      DIRECTORS, OFFICERS AND EMPLOYEES

## Section V.01   Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

**Nicholas A. Corso**

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Co-Founder, CEO- Inception-present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Nick Corso; President – Commissioner With a career spanning several industries and an unyielding passion for both sports and business, Nick Corso has built a diverse knowledge and experience base that seamlessly integrates the worlds of sports, finance, and entrepreneurism. Starting in 2018, he took on the role of Executive Director for the Intercollegiate and Professional Sports Division at dotFIT. At dotFIT, he focused on establishing and nurturing relationships with sports teams, athletes, and various professionals involved in sports, such as athletes, coaches, trainers, dieticians, and nutritionists. Under his guidance, dotFIT's network expanded from 4 teams to now over 200 College and Pro sports teams. In 2017, Nick founded Legendary Athletes, LLC, where he serves as Founder and CEO. Legendary Athletes has created a unique high school to college recruiting service, making it easier for collegiate coaches to discover talented athletes across different sports and levels. As part of its value-add proposition, Legendary Athletes has cultivated strategic partnerships with health and fitness industry leaders like Fusionetics, LLC, dotFIT, LLC, the National Academy of Sports Medicine (NASM), and the Parisi Speed Schools in order to lend in the assistance to the optimization of athletic performance and development in student-athletes. It is this unique value proposition that sets the company apart from every other recruiting service in the country. From 2009 to 2017, Nick served as CEO at C5 Management, where he offered consulting services to early-stage and startup companies. Combining his expertise in finance, banking, and investments, he assisted companies in building essential infrastructure, fostering team development, and achieving business growth through strategies like consumer engagement, revenue generation, and market expansion. Before venturing into entrepreneurship, Nick was the Vice President of Investments at Wells Fargo Private Client Services where within his first 18 months, he significantly grew assets under management from $32 Million to over $180 Million while bridging the gap between Well Fargo's Private Bank and Private Client Services. Between 2004 and 2006, Nick served as the Area Sales Manager for Morgan Stanley's Central California territory. In that capacity, he managed a sales force of over 200 Financial Consultants overseeing $45 Million in revenue and over $8 Billion in assets. His innovative Central California market plan ushered in a cultural shift, elevating professionalism among Financial Advisors by integrating Morgan Stanley's institutional capabilities into the retail sector. He also has a rich background in sports, including four years of NCAA football and four conference championships.

***Education***

Mr. Corso holds a Bachelor's Degree from the University of California at Davis, where he studied exercise Science and Human Performance. Mr. Corso also holds a Master's Degree in Sports Management from American Public University, from where he graduated, with honors.

**Kameron Loe**

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Co-Founder, VP – Player Personnel - Inception to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Kameron Loe (former MLB pitcher); Vice President – Player Personnel Kameron Loe is a well-rounded businessman, and a 16-year recognized veteran professional baseball player who turned to emerging new industry with a new medical device platform that has turned healing into a passion. From studying communications at California State University Northridge and understanding the business component to where the Association of Professional Ball Players of America (APBPA) has recently appointed Kameron to be President with the distinguished panel of MLB and Hall of Fame greats. It was through over a decade of doing presentations, charity events, and corporate speeches that caught the attention of the Association and acquired Mr. Loe's already existing high-profile exposure that has expanded his reach and now influences over 100,000 members. Utilizing his entrepreneurship trade and applying this experience to the medical field, Mr. Loe has created the first artificial intelligence guide Nano/pico-current technology treatment center in the United States, named Haloe Health. The healing and performance enhancing results (all noninvasive and drug free) are highly attractive to professional athletes from all sports. This highly visited flagship facility has attracted investors nationwide and internationally, to allow him to flourish invitations of opening future corporate stores and franchises with a waiting list. Now advancing the corporate structure to opening a series of new and profitable medical technology driven corporations, Mr. Loe is now venturing into a series of new technologies that will be featured in his new corporate offices including the most cutting edge, results based and natural solutions available in the world today. Athletic Accolades: NCAA Division 1, Big West Champions (2002) Nolan Ryan award for Texas Rangers minor league pitcher of the year (2004) Unsung Hero award with Milwaukee Brewers (2010) N.L. Central Champion with Milwaukee Brewers (2011) AAA Minor League World Series Champion with Royals affiliate Omaha Storm Chasers (2014) ☐ Pacifico League, Mexican National Champion with Aguilas de Mexicali (2017) Mr. Loe is a Co-Founder of Haloe Wellness LLC., a non-invasive pain relief and wellness company that utilizes FDA approved Artificial Intelligence guided medical devices to remove pain and dis-ease from the body. He is currently the President and sits on the board of directors for APBPA with Tony LaRussa, Orel Hershiser and other baseball legends. Mr. Loe sits on the advisory boards for: Extreme Focus - A mental strength and performance company with a focus on exceeding one's potential in business and high-level athletics. ScoutDay.com - A baseball focused talent and recruiting platform that helps evaluate young players and connects them with college and professional opportunities.


**Julien Fountain**

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Co-Founder, VP - Coaching, Education and Training - Inception-present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Julien Fountain Is an international Cricket & Baseball coach & former British Olympic baseball player. He has nearly three decades of elite world class cricket coaching experience with both international & professional teams including England, Pakistan, West Indies, and Bangladesh. He has coached at several major ICC cricket events including ODI World Cup's, T20 World Cups, U19 World Cup's, Champions Trophy, Asia Cup, Asian games as well has having extensive

T10/T20 League experience from around the world. He was one of the pioneers to cross from cricket into baseball and back again, utilizing his experience to help professional cricket players improve their performance. Areas of Expertise: • High Performance Fielding Skills for all fielding positions. • Incorporating Power Hitting Skills & Instruction for all Cricket Batters • Increasing Throwing Velocity & Accuracy • Reducing Injuries for all Cricket Fielders • Increasing Velocity for all Cricket Fast Bowlers • Variation Deliveries, Slower Balls etc. for all Cricket Bowlers • Statistical "In game" Fielding Analysis Data Collection • Using Sequential Coordination & the kinesthetic chain across all Cricket Skills Experience: • Lead Coach 'Mentor' for PJL (Pakistan Junior League) PCB 2022 • Lead Specialist Coach for PCB 'Engro Next 100 Players' Project 2022 • Logistics & Tournament Management, USA Cricket, TX 2022 • USA Women's National Team Camp, TX 2021 • West Indies U19 Team, ICC World Cup, South Africa 2019 • Quetta Gladiators Assistant Coach, PSL (Pakistan Super League) 2016-2021 • Edmonton Royals Assistant Coach, GT20, Toronto, Canada 2018

**Management of the Co-Issuer**

The Co-Issuer is managed by the Company.

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Section V.02   Employees of the Company**

The Company currently has 3 employees in California, Texas, and Arizona.

**Article VI.    CAPITALIZATION AND OWNERSHIP**

**Section VI.01 Capitalization of the Company**

In addition to the Class C Non-Voting Stock, the Company has issued the following securities:

| Type of security | Class A Common Stock |
|---|---|
| Amount outstanding | 5,100,000 |
| Voting Rights | 20 votes/share. |
| Anti-Dilution Rights | None. |
| How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF | The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Common Stock. |
| Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities). | 97.99% |
| Other Material Terms or information. | N/A |

| Type of security | Class B Common Stock |
|---|---|
| Amount outstanding | 120,000 |
| Voting Rights | 1 vote/share. |
| Anti-Dilution Rights | None. |
| How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF | The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Common Stock. |
| Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities). | 2.30% |
| Other Material Terms or information. | N/A |

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of securities of the Company.

**Capitalization of the Co-Issuer**

The Co-Issuer has one class of CF Units that represent, on a one-to-one basis, the Class C Non-Voting Stock of the Company.

The Company has the following debt outstanding:
None

The Company has not conducted any offerings, exempt or not, in the past 3 years.

*Valuation*

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $50,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

**Section VI.02 Ownership of the Company**

There are three equity partners/owners- Nicholas A. Corso 17%, Julien Fountain 17%, and Kameron Loe 17%, all of whom own Class A Common Stock. Holders of Class B Common Stock collectively own 1.2% pre-offering.

Following the Offering, the Purchasers of the Class C Non-Voting Shares will own 0.01% of the Company if the Minimum Amount is raised and 2% if the Maximum Amount is raised.

**Ownership of the Co-Issuer**

The Co-Issuer will be owned 100% by the Investors.

**Article VII.    FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Section VII.01          Operations**

The Company was incorporated in February 2024 to develop and operate a new professional cricket league in North America, along with supporting grassroots and high-performance cricket programs. As such, the Company is currently in the development phase and has not yet generated significant revenue from operations.

The following information applies to our business since inception in February 2024:

> • Revenue: $0 The Company had no operating revenue during this period. Activities were limited to business formation, market research, and early-stage partnership development.

> • Expenses: Approximately $14,045 Expenses primarily consisted of:

>> o Legal and professional fees related to corporate formation and intellectual property filings

>> o Marketing and branding design o Consulting services and strategic advisory costs

>> o Preliminary travel, equipment, and venue scouting costs

>> o Technology and website development

> • Key expenditures going forward, will include:
>> o Event planning and talent scouting for upcoming clinics and matches
>> o Production of investor and sponsor-facing materials o Advisory board compensation (primarily in the form of equity or deferred consideration)

o Software tools and media content development

The Company anticipates generating its first revenues in Q1/Q2 2026 from athlete development clinics, event ticketing, sponsorship sales, and media rights licensing.

Management's Plan to Achieve, Maintain, or Improve Profitability in the 12 Months Following the Offering Following the receipt of proceeds from this Regulation CF offering, management intends to take the following strategic steps to achieve and improve profitability during the next 12 months:

1. Launch and Monetize Inaugural Events

    • Host multiple revenue-generating events including professional cricket matches, "Have a Go" athlete scouting clinics, and media-covered exhibition matches.

    • Leverage existing partnerships with stadium venues to reduce startup costs while maximizing ticket, merchandise, and concessions revenue.

2. Establish Media and Broadcast Revenue Streams

    • Finalize and execute media distribution agreements to monetize broadcast and streaming rights.

    • Utilize digital and social media platforms to generate advertising, sponsorship, and content licensing income. 3. Sell Team Ownership Stakes

    • Begin the structured sale of teams to qualified ownership groups, creating an immediate capital influx and a recurring revenue model through league dues, licensing, and profit-sharing.

    • Currently, the Company (NACC) intends to sell 8 men's and 8 women's teams in the major sports market cities across the United States. The current cities have been identified by the Board as: Eastern Conference Teams: New York Boston Philadelphia Chicago Western Conference Teams: Los Angeles Houston Dallas San Francisco or Seattle o *Cities are subject to change as demand requires.

    • Offer limited ownership stake packages in local market teams to engage communities and incentivize investment.

4. Grow Sponsorship and Corporate Partnerships

    • Secure strategic brand partnerships across apparel, fitness, technology, beverage, and financial categories.

    • Offer title and presenting sponsorship opportunities for league events, athlete clinics, and media productions.

5. Control Operating Costs Through Scalable Models

• Operate as a lean organization with shared service infrastructure (legal, HR, marketing) for all franchises and programs.

• Utilize part-time contractors, advisors, and automated systems to reduce overhead.

6. Develop Merchandising and Licensing Channels

• Launch e-commerce and in-venue merchandise programs for jerseys, fan gear, and NACC-branded products.

• License the NACC brand and related IP to third-party retailers, game developers, and training platforms.

7. Expand Athlete Development Programs

• Monetize youth, high school, and collegiate cricket development programs through camp fees, team registrations, and private sponsorships.

• Position NACC to receive long-term revenue from Olympic recognition, grants, and institutional partnerships.

## Section VII.02        Liquidity and Capital Resources

Effect of Offering Proceeds on Operations and Liquidity The proceeds from this Offering will significantly enhance the operational capacity and liquidity of the Company. These funds will allow the Company to transition from the planning and development phase into active execution of its core business model. Specifically, the Offering proceeds will enable us to:

- Expand Operational Capabilities.
- Launch the league's inaugural season through funding of player development, staffing, and event production.
- Secure and activate event venues and training facilities for professional matches, athlete scouting clinics, and public cricket showcases.
- Increase Liquidity and Working Capital Strengthen the Company's balance sheet by providing adequate working capital for the next 12 months.
- Reduce reliance on debt or short-term financing during the critical early growth phase.
- Accelerate Revenue Generation.
- Invest in revenue-driving activities, including broadcast production, ticket sales infrastructure, team franchise marketing, and sponsorship acquisition.
- Launch digital media channels, online merchandise sales, and community-based grassroots programs to drive early monetization.
- Build Institutional Credibility and Readiness for Follow-On Funding
- Establish strong financial footing that positions the Company for follow-on institutional capital, grant funding (e.g., Olympic or youth development initiatives), and long-term commercial partnerships.

Without the proceeds of this Offering, the Company would need to delay or reduce the scale of its league launch and development programs, thereby postponing revenue realization and increasing risk to the business model. The capital raised will ensure that NACC can meet its operational milestones, attract athlete and fan engagement, and build the foundation for sustainable growth and long-term profitability.

The Company has the following sources of capital in addition to the proceeds from the Offering: In May 2025, the Company issued 120,000 shares of Class B Common Stock to a private investor in exchange for cash proceeds of $100,000. The shares were issued at a price of $5.00 per share, as approved by the Board of Directors. The proceeds will be used to support the Company's operational expansion and league development efforts. In addition, the company entered into a marketing services agreement for $500,000 worth of services in exchange for 100,000 class B shares.

### Section VII.03        Material Changes and Other Information

### Section VII.04        Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.  Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## Article VIII.   THE OFFERING AND THE SECURITIES

### Section VIII.01        The Offering

**General**

The Issuer is offering up to 200,000 shares of Class C Stock at a price of $5.00 per share. The SPV is offering up to 200,000 CF Units, which are the securities being offered in this offering, at a price of $5.00 per unit. The SPV will apply the proceeds it receives from the sale of CF Units to purchase shares of Class C Stock at a price of $5.00 per share. Each CF Unit corresponds to one share of Class C Stock, so for each CF Unit sold in the offering, the SPV will purchase one share of Class C Stock. The minimum investment amount in CF Units is $100.00, which may be waived by the Issuers in their sole and absolute discretion.

The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount" or the "Minium Amount"). The Company must receive commitments from subscribers in an amount totaling the Target Amount by November 30, 2025, the end date of the offering (the "Target Date" or the "Offering Deadline"). Unless the Company raises at least the Target Amount by the Target Date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Issuers will accept investments in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") for the sale of their respective securities and the additional Securities will be allocated on a first-come, first-served basis.

If the Target Amount is reached prior to the Target Date, we will conduct an initial closing of the Target Amount, provided that the offering has been posted on the Intermediary's platform for 21 days and subject to the Intermediary's providing notice to subscribers who have committed funds to purchase CF Units five business days prior to the closing that the Target Amount has been met. Subscribers have the right to cancel their investment commitment at any time and for any reason until 48 hours prior to the initial closing date. After the initial closing of the Target Amount, we intend to conduct "rolling closings," where proceeds received from subscriptions for CF Units will be delivered to the Company as received by the Intermediary. We will provide subscribers with a five-day notice prior to a "rolling close," during which time a subscriber may cancel its commitment, but after funds are transferred to the Company, a subscriber can no longer cancel the subscription or obtain a refund.

In order to purchase the CF Units, you must make a commitment to purchase the securities by completing the Subscription Agreement (the "Subscription Agreement"). The Purchaser must complete the subscription process through our intermediary, Jumpstart Micro, Inc. d/b/a Issuance Express. The transaction between you and us for the purchase of CF Units will be completed through the Intermediary portal, from the offering page located at https://issuanceexpress.com/. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Issuers have the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal 7% of the gross proceeds received by the Issuers from the sale of the CF Units in the offering plus the sum of $10,000 as an administrative fee. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to a closing, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary will provide subscribers with a five-day notice prior to a closing. Cancellation instructions can be found on the Intermediary's website at https://issuanceexpress.com/. Upon cancellation of a commitment to purchase CF Units, subscribers will receive a full refund, including any fees. Investments cannot be cancelled within the 48-hour window before a close.

If the Target Amount is reached prior to the Target Date, we will conduct an initial closing of the Target Amount round, and the Intermediary will provide subscribers with written notice five days in advance of the initial closing.

Upon acceptance of a subscription by the Issuers and the closing of the Target Amount (and in any future rolling closings), and delivery of the subscription amount to the Intermediary, Subscribers will be able to download a fully signed copy of the Subscription Agreement and a confirmation of the investment, and the number of CF Units purchased.

**Cancellation of Investment and Refunds**

The Intermediary will send each investor a five-day written notice via email when a round is about to close, including the initial Target Amount round. Subscribers may cancel their commitment at any point until 48-hours prior to a closing.

When you cancel your investment, a refund will automatically be sent back to the bank account or credit card that was used to make the investment. If you sent a check or a wire, you will receive an email with instructions to send us your wire or bank account information before we can send the refund. If your investment commitment is cancelled, your investment will be refunded to you without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

If there is a material change to the terms of the offering or to the information provided by our Company, the Intermediary will send to each investor whose subscriptions have not already been closed and delivered to the Company a notice of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and the Intermediary will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and direct the refund of the investment.

If the Company fails to reach the Target Amount by the Target Date, your investment commitment will be cancelled automatically, and the Intermediary will direct the refund of your investment to you within five business days.

**Commission/Fees**

The Company will pay commissions equal to 7% of the gross amount raised and an administrative fee of $10,000.

**Stock, Warrants and Other Compensation**

None.

**Transfer Agent and Registrar**

Colonial Stock Transfer is the transfer agent and registrar for the Securities.

**No Repurchase Rights**

The Issuers do not have the right, nor do they have the obligation to repurchase the Securities.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred:
1) to the Company or the Co-Issuer,
2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,
3) as part of an Offering registered with the SEC or
4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member

of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## Section VIII.02    The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

## Authorized Capitalization of the Company

The following description of the securities offered by this Form C, our authorized capital stock and other outstanding securities, as well as the authorized capital of the SPV, is intended as a summary only and is qualified in its entirety by reference, in the case of the Company, to our certificate of incorporation and the applicable provisions of the Delaware General Corporation Act, in the case of the SPV, to the Delaware Limited Liability Company Act, and to the specific instruments we issued with respect to such securities.

## Authorized Capitalization of the Issuer

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.001 per share, which includes the following

| Title | Authorized | Issued and Outstanding Before Offering | Issued and Outstanding After Sale of Target Offering | Issued and Outstanding After Sale of Maximum Offering |
|---|---|---|---|---|
| Class A Common Stock | 5,100,000 | 5,100,000 | 5,100,000 | 5,100,000 |
| Class B Common Stock | 4,700,000 | 120,000 | 120,000 | 120,000 |
| Class C Common Stock | 200,000 | 0 | 2,000 | 200,000 |

The Board has the authority to issue, in its sole discretion, the authorized but unissued shares of our capital stock without action by the stockholders.

### *Dividend Rights*

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

### *Liquidation Rights*

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

### *Other Rights*

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

### **Authorized Capitalization of the Co-Issuer**

The membership interests of the members of the SPV are represented by units, each of which represents a fractional undivided share in the Company. The SPV is authorized to issue up to 200,000 units of membership interest entitled "CF Units." As of the date of this Form C, there are no CF Units outstanding. The SPV may issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act. The Company and the SPV must maintain a one-to-one relationship between the number, denomination, type and rights of shares of Class C Stock it is authorized to issue and the number, denomination, type and rights of its securities outstanding (the CF Units). If the Company in any manner subdivides or combines the outstanding shares of its Class C Stock, the outstanding CF Units will be subdivided or combined in the same manner. If the Company issues securities in place of the Class C Stock, each CF Unit shall automatically be deemed to represent one unit of the class of securities designated to replace the class of Common Stock.

### *Distributions*

In a Liquidation event, each holder of CF Units is entitled to receive its pro rata portion of cash or other assets received by the SPV from the Company pursuant to the terms of the Class C Stock (described above). The manager is required to make distributions promptly to the holders of the CF Units on a one-to-one basis as if the holders of the CF Units held the shares of Common Stock directly. The Manager may instruct the Company to make such distribution directly to the holders of the CF Units. The SPV will not generate any revenue other than the revenue it receives from the Company.

### *Voting*

Holders of CF Units do not have any right to manage or operate the SPV or the Company and generally do not have any consent (voting) rights with respect to actions taken by the manager,

### *Allocation of Profits and Losses*

All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Security Interests.

### *No Personal Liability: Members; Manager*

Except as otherwise provided in the Delaware LLC Act or by applicable law, no member will be obligated personally for any debt, obligation, or liability of the SPV or other members solely by reason of being a Member.

Except as otherwise provided in the Delaware LLC Act or by applicable law, no manager will be obligated personally for any debt, obligation, or liability of the SPV solely by reason of being a manager.

### Inspection Rights

Upon reasonable notice from a member, the SPV shall afford the member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the member to examine such documents and make copies thereof. Further, upon reasonable notice from a member, the manager shall make available the same such information of the Company.

### Dissolution and Liquidation

The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)     The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company;

(b)     Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(c)     The entry of a decree of judicial dissolution under of the Delaware LLC Act.


**Section VIII.03      Anti-Dilution Rights**

The Securities do not have anti-dilution rights.


### Anti-Takeover Effects and the Company's Organizational Documents

Our organizational documents contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board the power to discourage acquisitions that some shareholders may favor.

**Founder Ownership and Supervoting Shares**
Our Founders collectively own **51% of the Company's outstanding capital stock**, all of which are designated as **Class A Supervoting Shares**, carrying **20 votes per share**. The Class A Supervoting Shares were specifically created to provide our Founders with voting control of the Company.

This voting structure is a standard protective measure used by many early-stage companies to maintain continuity of vision, strategy, and long-term planning during the Company's growth phase. It helps ensure that strategic decisions, particularly those related to significant corporate transactions or changes in control, align with the Founders' vision and the Company's mission.

As a result, the supervoting provision may **delay, defer, or discourage another party from acquiring control of the Company** without the consent of the Founders. While this structure may limit the ability of other stockholders to influence certain corporate matters, it is designed to protect the Company's strategic direction and safeguard the interests of all shareholders during its formative growth period.

### Section VIII.04        Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

### Section VIII.05        Other Material Terms

The Issuers do have the right to repurchase the Class C Non-voting shares Units of Common Stock upon the following conditions:

1.      **Investor Misconduct or Breach of Agreement**
        1.1.     NACC should have the right to repurchase shares if an investor: Violates the terms of the subscription agreement Attempts to circumvent securities laws Engages in fraudulent, criminal, or reputationally damaging behavior

2.      **Regulatory or Compliance Concerns**
        2.1.     If regulatory agencies (SEC, FINRA, etc.) require the company to reduce shareholder count or address non-compliant investors, NACC should have repurchase rights.

3.      **Failure to Meet Holding Requirements**
        (a)      If an investor sells, transfers, or pledges their shares within the mandatory one-year holding period (as outlined under Reg CF), NACC may repurchase the shares to ensure compliance.

4.      **Exit Event Trigger**
        (a)      NACC may repurchase Class C shares: In connection with a liquidity event (e.g., IPO, merger, acquisition) If required to restructure the cap table If there's a consolidation of classes or reclassification of stock for future institutional fundraising

5.      **Redemption After a Defined Holding Period**

(a)　　NACC may retain a contractual call option to repurchase shares at: Fair market value (determined by independent valuation or board-approved price) After a defined period (3 years) to streamline ownership or reclaim equity

**6.　　Low Ownership Threshold**

(a)　　If the Class C investor owns below a minimum number of shares (e.g., < 0.1%), NACC may consolidate small holdings to simplify cap table management.

**7.　　Investor Death or Incapacity**

(a)　　NACC could retain a repurchase option (not obligation) in cases of death or legal incapacity, especially if estate transfers create compliance risks.

**8.　　Violation of Transfer Restrictions**

(a)　　If an investor attempts to transfer shares without board consent (if required under the shareholder agreement or bylaws), NACC may repurchase those shares. . Upon such repurchase, Purchasers are not guaranteed a return on their investment.

**Article IX.　　TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**Article X.　　TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Section X.01   Related Person Transactions**

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Common Stock by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the CF Units may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons: None.

**Section X.02   Conflicts of Interest**

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

**Article XI.    OTHER INFORMATION**

**Section XI.01 Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nicholas A. Corso
_____
(Signature)

Nicholas A. Corso
_____
(Name)

Co-Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Nicholas A. Corso
_____
(Signature)

Nicholas A. Corso
_____
(Name)

CEO of North American Cricket Club, Inc., the manager of North American Cricket Club SPV, LLC
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicholas A. Corso
_____
(Signature)

Nicholas A. Corso
_____
(Name)

Co-Founder, CEO
_____
(Title)

_____
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**Article XII.   EXHIBITS**

Exhibit A Financial Statements of Company and Co-Issuer
Exhibit B: Detailed Business Plan of North American Cricket Club, Inc.
Exhibit C: Certificate of Incorporation and Amendment to Certificate of Incorporation
Exhibit D: North American Cricket Club SPV, LLC Operating Agreement
Exhibit E: Subscription Agreement
Exhibit F: Offering Page

**Section XII.01  EXHIBIT A**

*Financial Statements of Company and Co-Issuer*

**North American Cricket Club, Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
North American Cricket Club, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 6, 2025

Vincenzo Mongio

## Statement of Financial Position

|  | As of December 31, 2024 |
|---|---|
| ASSETS | |
| Current Assets | |
| Cash and Cash Equivalents | 100 |
| Total Current Assets | 100 |
| Non-current Assets | |
| Equipment, net of Accumulated Depreciation | 5,514 |
| Total Non-Current Assets | 5,514 |
| TOTAL ASSETS | 5,614 |
| | |
| LIABILITIES AND EQUITY | |
| Liabilities | - |
| TOTAL LIABILITIES | - |
| | |
| Commitments and Contingencies (See Note 4) | |
| | |
| EQUITY | |
| Class A Common Stock | 19,659 |
| Accumulated Deficit | (14,045) |
| Total Equity | 5,614 |
| TOTAL LIABILITIES AND EQUITY | 5,614 |

## Statement of Changes in Shareholder Equity

| | Class A Common Stock | | Accumulated Deficit | Total Shareholder Equity |
|---|---|---|---|---|
| | # of Shares Amount | $ Amount | | |
| Beginning Balance at 2/1/2024 (Inception) | - | - | - | - |
| Issuance of Class A Common Stock | 5,100,000 | 19,659 | - | 19,659 |
| Net Income (Loss) | - | - | (14,045) | (14,045) |
| Ending Balance 12/31/2024 | 5,100,000 | 19,659 | (14,045) | 5,614 |

## Statement of Operations

| | Year Ended December 31, 2024 |
|---|---|
| Revenue | - |
| Cost of Revenue | - |
| Gross Profit | - |
| Operating Expenses | |
| Advertising and Marketing | 12,589 |
| General and Administrative | 955 |
| Depreciation | 501 |
| Total Operating Expenses | 14,045 |
| Operating Income (loss) | (14,045) |
| Earnings Before Income Taxes | (14,045) |
| Provision for Income Tax Expense/(Benefit) | - |
| Net Income (loss) | (14,045) |

## Statement of Cash Flows

| | Year Ended December 31, 2024 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income (Loss) | (14,045) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Depreciation | 501 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 501 |
| Net Cash provided by (used in) Operating Activities | (13,544) |
| INVESTING ACTIVITIES | |
| Equipment | (6,015) |
| Net Cash provided by (used by) Investing Activities | (6,015) |
| FINANCING ACTIVITIES | |
| Proceeds from Class A Common Stock | 19,659 |
| Net Cash provided by (used in) Financing Activities | 19,659 |
| Cash at the beginning of period | - |
| Net Cash increase (decrease) for period | 100 |
| Cash at end of period | 100 |

**North American Cricket Club, Inc.**
**Notes to the Unaudited Financial Statements**
**December 31st, 2024**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

North American Cricket Club, Inc. ("the Company" or "NACC") is a Delaware-based corporation, formed on February 1st, 2024, dedicated to the development, promotion, and professionalization of cricket throughout the North America. The Company's core activities include the establishment of a new professional men's and women's cricket league, the creation of grassroots and high school-level programs to expand youth participation, and the pursuit of national governance recognition to support cricket's long-term Olympic pathway. NACC organizes clinics, tryouts, the establishment of leagues and league play, tournaments, and outreach events to engage multi-sport athletes, particularly those with baseball and softball backgrounds, and provides pathways to elite competition. The Company's operations emphasize competition, athlete development, fan engagement, media partnerships, and community impact, with an overarching goal of making cricket a major American sport by the 2028 Los Angeles Olympics and beyond.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life in Years | Cost | Accumulated Depreciation | Disposals | Book Value as of 12/31/24 |
|---|---|---|---|---|---|
| Equipment | 5 | 6,015 | (501) | - | 5,514 |
| **Grand Total** | **-** | **6,015** | **(501)** | **-** | **5,514** |

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

None.

**NOTE 6 – EQUITY**

The Company has authorized 10,000,000 shares with no stated par value, consisting of 5,100,000 Class A Shares and 4,900,000 Class B Shares. 5,100,000 Class A Shares and zero Class B Shares were issued and outstanding as of

December 31st, 2024. Class C is a proposed designation (not yet authorized but planned as a non-voting class, subject to board and/or shareholder approval)

Class A Common Stock carries 20 votes per share and is held by the founding shareholders, who collectively control 51% of the Company's voting power. Class A shares have no conversion rights but share equally in dividends and liquidation. Class B Common Stock carries one vote per share, may be issued to investors, partners, or employees, and will be convertible to Class C at the Company's discretion. Class B shares have equal economic rights as Class A. Class C Common Stock will be a non-voting and intended for Reg CF and retail investors, with economic rights equivalent to Class B but no conversion rights. Class A shareholders retain anti-dilution and protective provisions requiring their approval for key governance changes. The Company may issue additional options, warrants, or convertible instruments with board approval.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 6, 2025, the date these financial statements were available to be issued.

In March 2025, the Company entered into an agreement with a third-party marketing firm to receive $500,000 worth of marketing and branding services. In exchange, the Company issued 100,000 shares of Class B Common Stock at a value of $5.00 per share. The transaction was approved by the Board of Directors.

In May 2025, the Company issued 20,000 shares of Class B Common Stock to a private investor in exchange for cash proceeds of $100,000. The shares were issued at a price of $5.00 per share, as approved by the Board of Directors. The proceeds will be used to support the Company's operational expansion and league development efforts.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**EXHIBIT B**

*Detailed Business Plan of North American Cricket Club, Inc.*

# Business Plan
# Executive Summary:

**NORTH AMERICAN CRICKET CLUB**



**Document # _____**

**Business Plan**

**NORTH AMERICAN CRICKET CLUB**

Business Concept, Purpose, and Objectives:

1.      The purpose and objectives for which the newly formed North American Premier Cricket League (NAPCL) is formed and organized are:

(A)      To promote and foster the primary business of League members, each member being an owner of a professional cricket club located in North America.

(B)      To do and perform such other functions as may be necessary to carry out the purpose and objectives of the League.

(C)      To provide career opportunities for current and former North American Collegiate, MiLB, and Independent League Ball Players to transfer their skills to a new sport where they can further their professional playing careers and earnings potential.

(D)      To provide career opportunities for current and former North American Collegiate, female Softball Players to transfer their skills to a new sport, after college, where they can further their professional playing careers and earnings potential.

**OPPORTUNITY:**

Although it is not as popular in the United States as are other, more traditional, mainstream sports, cricket is one of the most popular sports in the world. It ranks number two in popularity, just behind soccer, with 2.5 billion estimated fans worldwide. With that in mind, there are a lot of countries where cricket is quite a popular sport. **We believe therein lies the opportunity**.

 As popular as the game of American Football (National Football League) is in the United States, according to the chart below, the sport of NFL Football does not even register in the Top 10 of sports with the biggest fan base.

As a league, the NFL had about 128 million Americans attend or watch an NFL game in 2017, which accounted for about 47.62% of all Americans. That number grew to about 143 million by 2021, an 11% increase over the five years. (Sullivan, 2022)

**The Connection**

There is a very large number of highly skilled, extremely talented, very motivated (Bat & Ball) athletes, male & female, in North America who are simply lacking an opportunity. Cricket is a worldwide, globally popular, sport with professional leagues in multiple countries. The financial breakdown is far better across cricket, when compared to most athletes involved in Minor League and Independent League baseball.

The Creation of NACC and NAPCL will bring opportunities for male & female athletes to earn multiple salaries across multiple leagues, with zero long term commitment. T20 cricket is the fastest growing sport in the world. It is the perfect Cricket format for the USA because it is an action packed, short duration game and mirrors many of the core skills that mainstream America understands (Hitting, Throwing, Catching, Running etc). However, in its current form and under its current governance, rules and regulations, there is little appeal to the majority of the athlete population here in the USA.

The NACC League will create a professional player pathway system that allows mainstream USA athletes, from a variety of sports, to embrace their existing talent, expertise, work ethic and motivation; and, with carefully curated Cricket specific skills and knowledge, enter them into the exciting world of T20 Cricket, playing professionally not only here in the USA in MLC, but overseas in major T20 leagues such as the IPL, Big Bash, PSL etc..

In the NACC Program, our athletes would not be subjected to the stifling regulatory oversite and restrictions in the current cricket culture. The NACC model will provide a full service training and opportunities for new athletes, along with specialized courses and programs for existing cricket players wishing to upskill in any area of their game."

**Ignoring the USA mainstream, means cricket misses out on:**

1. A large influx of High Performance Athletes into cricket (Male & Female)

2. Increased viewership for events, both in stadium and broadcast

3. Greater coverage in mainstream news & sports media

4. A much larger pool for sponsorship & marketing needs

5. Organic growth of cricket, outside of existing cricket communities, as word spreads.

**Through our League/Team ownership model, NACC will offer its athletes:**

• Technique & Skill Training (Batting, Bowling, Fielding, Throwing, Wicket Keeping)

• Tactical & Gameplay training

• World class Fitness, Strength & Conditioning programs

• Pre Hab programs to prevent injury and improve performance

• Specialized Medical Referrals

• Rehabilitation after injury programs

• Career Management & Contract Negotiation

• Equipment Sponsorship negotiation

• Equipment Sales (our own brand or affiliated) Possibly even equipment development.

• Coach education & Specialized courses

• Travel & Itinerary creation

The Problem is not the sport, it is the current oversite from the existing regulatory bodies and NACC is designed to bring about change.  The exciting and fast-paced sport of Cricket has a long history, dating back to the 13th century when it was first played on village greens and in fields across England. Today, cricket is especially popular in Australia and the United Kingdom, but people of all ages and from all corners of the world enjoy and participate in leagues and tournaments. Whether you are new to cricket or an experienced player, there are plenty of ways to get involved in this thrilling sport!

There are many reasons why cricket has become so popular. For one thing, this game is incredibly dynamic, with batsmen running between the wickets and bowlers spinning the ball at high speeds. Additionally, cricket is a strategic game, with players having to make quick decisions on the fly in order to succeed.

Cricket also has a strong social aspect that makes it so popular. This sport is often played as part of a team or community, bringing people together from all walks of life. Whether you are cheering for your local club or international team, there is something truly special about bonding over this beloved game.

## Most Popular Sports Ranked By Total Fans

| Rank | Sport Name | Amount of Fans | Regions |
|------|-----------|----------------|---------|
| 1 | Football (Soccer) | 3.5 Billion | Europe, Africa, Asia, America |
| 2 | Cricket | 2.5 Billion | Asia, Australia, UK |
| 3 | Hockey | 2 Billion | Europe, Africa, Asia, Australia |
| 4 | Tennis | 1 Billion | Europe, Asia, America |
| 5 | Volleyball | 900 Million | Europe, Australia, Asia, America |
| 6 | Table Tennis | 850 Million | Europe, Africa, Asia, America |
| 7 | Basketball | 800 Million | America, Oceania, Middle East |
| 8 | Baseball | 500 Million | America, Japan |
| 9 | Rugby | 475 Million | Oceania, South Africa, England |
| 10 | Golf | 450 Million | America, Oceania, Europe |

(Veroutsos, 2023)

**2. SWOT ANALYSIS**

**Strengths:**

Athletes are talented, motivated and learn quickly if motivated properly with a clear plan and purpose to the project. They will be happy their skills are being put to good use, and it will be a chance to show the world that USA athletes can dominate at whatever they do. They are fitter, faster, stronger, and more skilled than the majority of pro cricketers.

**Weakness:**

They are new to the game, so must learn some new skills, techniques, tactics etc. We must strive to carve an entirely new pathway for cricket players in the USA and this will require a completely new strategy for USA cricket organizations. We must set a new standard.

**Opportunities:**

Poor governance means that we will stand out if we do this properly. We will attract existing professional cricket organizations if we stand out from the crowd, which could mean commercial opportunities.

T20 competitions don't pay their players for 12 months of the year. Our players could earn money from other leagues, whilst remaining contracted to us. Win/ Win, if we create a culture of loyalty, which is lacking in cricket nowadays.

**Threats:**

Cricket is governed by the ICC (International Cricket Council). USA Cricket is the governing body for cricket in USA. Although it is our hope to coexist and add value to the current structure of The ICC and USA Cricket, we may initially experience resistance if not obstruction from these organizations.

3. Key Strategies:

    (A)     1. Upskill athletes.

    (B)     2. Showcase the athletes

    (C)     3. Make it commercially viable

**MANAGEMENT:**

**Nick Corso; President – Commissioner**

With a career spanning several industries and an unyielding passion for both sports and business, Nick Corso has built a diverse knowledge and experience base that seamlessly integrates the worlds of sports, finance, and entrepreneurism.

Starting in 2018, he took on the role of Executive Director for the Intercollegiate and Professional Sports Division at dotFIT. At dotFIT, he focused on establishing and nurturing relationships with sports teams, athletes, and various professionals involved in sports, such as athletes, coaches, trainers, dieticians, and nutritionists. Under his guidance, dotFIT's network expanded from 4 teams to now over 200 College and Pro sports teams.

In 2017, Nick founded Legendary Athletes, LLC, where he serves as Founder and CEO. Legendary Athletes has created a unique high school to college recruiting service, making it easier for collegiate coaches to discover talented athletes across different sports and levels. As part of its value-add proposition, Legendary Athletes has cultivated strategic partnerships with health and fitness industry leaders like Fusionetics, LLC, dotFIT, LLC, the National Academy of Sports Medicine (NASM), and the Parisi Speed Schools in order to lend in the assistance to the optimization of athletic performance and development in student-athletes. It is this unique value proposition that sets the company apart from every other recruiting service in the country.

From 2009 to 2017, Nick served as CEO at C5 Management, where he offered consulting

services to early-stage and startup companies. Combining his expertise in

finance, banking, and investments, he assisted companies in building essential

infrastructure, fostering team development, and achieving business growth

through strategies like consumer engagement, revenue generation, and market

expansion.

Before venturing into entrepreneurship, Nick was the Vice President of Investments at

Wells Fargo Private Client Services where within his first 18 months, he

significantly grew assets under management from $32 Million to over $180

Million while bridging the gap between Well Fargo's Private Bank and Private

Client Services.

Between 2004 and 2006, Nick served as the Area Sales Manager for Morgan Stanley's

Central California territory.  In that capacity, he managed a sales force of over

200 Financial Consultants overseeing $45 Million in revenue and over $8 Billion

in assets.  His innovative Central California market plan ushered in a cultural

shift, elevating professionalism among Financial Advisors by integrating Morgan

Stanley's institutional capabilities into the retail sector.

Academically, Nick holds an M.S. in Sports Management from American Public

University and a B.A. in Physical Education/Biology from the University of

California, Davis. He also has a rich background in sports, including four years of

NCAA football and four conference championships.

**Kameron Loe (former MLB pitcher); Vice President – Player Personnel**

Kameron Loe is a well-rounded businessman and a 16-year recognized veteran

professional baseball player who turned to emerging new industry with a new

medical device platform that has turned healing into a passion.

From studying communications at California State University Northridge and

understanding the business component to where the Association of Professional

Ball Players of America (APBPA) has recently appointed Kameron to be President

with the distinguished panel of MLB and Hall of Fame greats. It was through over

a decade of doing presentations, charity events, and corporate speeches that

caught the attention of the Association and acquired Mr. Loe's already existing

high-profile exposure that has expanded his reach, and now influences over

100,000 members. Utilizing his entrepreneurship trade and applying this

experience to the medical field, Mr. Loe has created the first artificial intelligence

guide Nano/pico-current technology treatment center in the United States,

named Haloe Health. The healing and performance enhancing results (all

noninvasive and drug free) are highly attractive to professional athletes from all

sports. This highly visited flagship facility has attracted investors nationwide and

internationally, to allow him to flourish invitations of opening future corporate

stores and franchise's with a waiting list. Now advancing the corporate structure

to opening a series of new and profitable medical technology driven

corporations, Mr. Loe is now venturing into a series of new technologies that will

be featured in his new corporate offices including the most cutting edge, results

based and natural solutions available in the world today.

Athletic Accolades:

NCAA Division 1, Big West Champions (2002)

Nolan Ryan award for Texas Rangers minor league pitcher of the year (2004)

Unsung Hero award with Milwaukee Brewers (2010)

N.L. Central Champion with Milwaukee Brewers (2011)

AAA Minor League World Series Champion with Royals affiliate Omaha Storm Chasers
(2014) ♣ Pacifico League, Mexican National Champion with Aguilas de Mexicali
(2017)

Mr. Loe is a Co-Founder of Haloe Wellness LLC., a non-invasive pain relief and wellness
company that utilizes FDA approved Artificial Intelligence guided medical devices
to remove pain and dis-ease from the body.

He is currently the President and sits on the board of directors for APBPA with Tony
LaRussa, Orel Hershiser and other baseball legends.

Mr. Loe sits on the advisory boards for:

**Extreme Focus** - A mental strength and performance company with a focus on
exceeding one's potential in business and high-level athletics.

**ScoutDay.com** - A baseball focused talent and recruiting platform that helps evaluate
young players and connects them with college and professional opportunities.

**Julien Fountain: Vice President – Coaching, Education, and Training**

Julien Fountain Is an international Cricket & Baseball coach & former British Olympic baseball player. He has nearly three decades of elite world class cricket coaching experience with both international & professional teams including England, Pakistan, West Indies, and Bangladesh. He has coached at several major ICC cricket events including ODI World Cup's, T20 World Cups, U19 World Cup's, Champions Trophy, Asia Cup, Asian games as well has having extensive T10/T20 League experience from around the world. He was one of the pioneers to cross from cricket into baseball and back again, utilizing his experience to help professional cricket players improve their performance.

Areas of Expertise:

- High Performance Fielding Skills for all fielding positions.
- Incorporating Power Hitting Skills & Instruction for all Cricket Batters
- Increasing Throwing Velocity & Accuracy
- Reducing Injuries for all Cricket Fielders
- Increasing Velocity for all Cricket Fast Bowlers
- Variation Deliveries, Slower Balls etc. for all Cricket Bowlers
- Statistical "In game" Fielding Analysis Data Collection
- Using Sequential Coordination & the kinesthetic chain across all Cricket Skills

Experience:

- Lead Coach 'Mentor' for PJL (Pakistan Junior League) PCB 2022
- Lead Specialist Coach for PCB 'Engro Next 100 Players' Project 2022
- Logistics & Tournament Management, USA Cricket, TX 2022
- USA Women's National Team Camp, TX 2021
- West Indies U19 Team, ICC World Cup, South Africa 2019
- Quetta Gladiators Assistant Coach, PSL (Pakistan Super League) 2016-2021
- Edmonton Royals Assistant Coach, GT20, Toronto, Canada 2018

**LEAGUE STRUCTURE:**

The NAPCL is a League that is established as a Private Entity. It shall be operated by the NACC Ownership and Management Team described above. The league itself is set up to provide team ownership opportunities to all 8 men's and 8 women's teams for the purpose of sharing revenue in various intellectual property. In addition, each team shall be represented by one member on the League's Executive Committee.

The *NACC Constitution and Bylaws* forms the contractual relationship between the League and team owners, particularly, whereas the Collective Bargaining Agreement forms the contractual relationship between the League and the players.

In addition, the League will have the authority, including but not limited to, and over, the following:

- Arbitration

- Conduct League Business

- Select and Hire Officials

- Public Department League Contracts, Including Broadcasting, Merchandising, and Marketing Rights

- Player Discipline

Membership in the League shall be open to an initial number of 16 member clubs and such new members as may be thereafter duly elected. The admission of a new member club, either within or outside the home territory of an existing member club, shall require the affirmative vote of three-fourths of the existing member clubs of the League and must be ratified buy a majority vote of the NACC Board of Directors.

**ELIGIBILITY OF NEW MEMBERS:**

Any person, association, partnership, corporation, or other entity of good repute organized for the purpose of operating a professional cricket club shall be eligible for membership, except:

i) No corporation, association, partnership, or other entity not operated for profit nor any charitable organization or entity not presently a member of the League shall be eligible for membership.

ii) If any privately held corporation, partnership, trust, or other entity owns or operates, directly or indirectly, any substantial non-cricket business or assets and owns, directly or indirectly, an interest in or otherwise operates a member club, then:

(1) The member club shall be held in a separate corporation, partnership, or trust (the "NACC team"), the primary purpose of which shall at all times be and remain the operation of a professional cricket team as a member club of the League, which such primary purpose shall not be changed, and the only material asset of which shall be the member club;

(2) The ownership interest in the NACC teams shall be held directly by a holding company that shall have no operating business or material assets in other entities, and the ownership interests in the holding company shall be owned directly by individuals (or certain trusts or partnerships approved by the Commissioner's office); and

(3) NACC teams and all individuals or entities holding a direct or indirect interest in an NACC team, shall be subject to all of the League policies and requirements on ownership that the members may from time to time adopt or apply, including,

without limitation, all reporting, audit, ownership, and debt limitation requirements.

**ADMISSION OF MEMBERS**

1. Each applicant for membership shall make a written application to the Commissioner. Such application shall describe the type of organization and shall designate the city in which the Team of the applicant shall be located. Such application shall further describe and contain the following information:

   a. The names and addresses of all persons who do or shall own any interest or stock in the applicant, together with a statement that such persons will not own or hold such interest or stock for the benefit of any undisclosed person or organization.

A current detailed balance sheet, Income Statement, and Statement of Cash Flow, along with the last three years of Tax Returns shall be required from the applicant and from anyone owning a controlling interest in the entity. The minimum guideline for Application approval shall be a net worth of $50 Million with $10 Million liquid or readily convertible.

If applicant is a corporation, a certified copy of the Articles of Incorporation, Bylaws and share certificate shall accompany such application, provided, however, that if the organization of such corporation has not been commenced or completed, a detailed statement summarizing the proposed plan of operation and the capital structure thereof shall be furnished.

If the applicant is a partnership, unincorporated association, or other entity, a certified copy of the Articles of Co-Partnership or organization agreement shall accompany such application.

The names and addresses of all officers, directors, and control persons; and

All applications shall contain a representation that upon acceptance, the applicant will subscribe to and agree to be bound by the Constitution and Bylaws, Rules and Regulations of the League and any amendments or modifications thereto.

Each application for membership shall be accompanied by a certified check for fifty thousand dollars ($50,000) and background check authorization. Upon approval of any application for membership, an additional two hundred thousand dollars ($200,000) shall be paid to the League. If any application for admission is rejected, the League shall repay to the applicant the sum of fifty thousand dollars ($50,000) paid by the applicant at the time of such application, less all expenses reasonably incurred in connection with the consideration and investigation of such application.

Each successful member shall receive a NACC Team Owners Certificate of Membership signed by the Commissioner and Secretary of the League certifying that such member is a member of the League and holds an ownership position from the League to operate a professional cricket club in a designated city. Such Team Owner Membership Certificate shall not be assignable nor transferable, except as provided in The Constitution and Bylaws of the League.

2.    Upon receipt of any application for membership in the League, the Commissioner shall conduct such investigation thereof as he deems appropriate. Following the completion of such investigation, the Commissioner shall submit the application to the members for approval, together with his recommendation thereon, and such information thereon that the Commissioner deems pertinent. Each proposed owner or holder of any interest in a membership, including stockholders in any corporation, members of a partnership, and all other persons holding any interest in the applicant,

must be individually approved by the affirmative vote of not less than three-fourths of the members of the League and ratification by a majority of the NACC Board.

3. The league shall initially consist of 16 teams. Available Team names are as follows:
   a. Men's Teams:
      i. The Revolution
      ii. The Brave
      iii. The Constitution
      iv. The Independence
      v. The Siege
      vi. The Vigilant
      vii. The Pioneers
      viii. The Riders
   b. Women's Teams:
      i. The Valor
      ii. The Allegiance
      iii. The Gale
      iv. The Force
      v. The Fleet
      vi. The Rebels
      vii. The Dragons
      viii. The Defenders

**REVENUE STREAMS:**

NACC shall retain exclusive worldwide control to license and otherwise use League Marks and individual Club Marks in respect of the following business operations:

1) The promotion of the League.

2) Game presentation including presentation and promotion of the NAPCL through

game telecasts and related programming in all forms of media.

3)  International operations.

4)  Apparel, accessories (e.g., headwear), footwear and fitness products.

5)  Computer and video games (including, without limitation, games for mobile phones and other wireless devices).

6)  Trading cards.

7)  Game-action photographs.

8)  Cricket balls, helmets, and other equipment used on the playing field.

9)  Player-identified product.

10)  Home videos (e.g., DVDs) and related NACC Films products.

11)  Products including the marks of all clubs.

12)  Any of the products enumerated in (iv) through (xi) above for use as premiums (i.e. any product sold or given away for the purpose of promoting the sale of any other product or service); and

13)  Licensing, advertising, product or service placement, sponsorships and promotional agreements relating to commercial identification on the sidelines or playing field or otherwise subject to television exposure during NACC games.

With respect to any such operations, no club may "opt out" of any League arrangement in such business operations or "go dark" by refusing to cooperate with any such arrangement, provided, however, that Clubs may elect to control distribution of certain licensed apparel products bearing their individual Club Marks pursuant and subject to terms and conditions to be determined by the Commissioner in consultation with the Business Ventures Committee.

**VENUES:**

Currently, there are six cricket venues in the United States we consider viable for competitions and tournament play:

1. Moosa Cricket Stadium, 5515 Old Massey Ranch Rd. Pearland, TX. 77584   Ph. (713) 534-2195



2. Prairie View Cricket Complex, Houston, TX 77445 Ph. (504) 875-9581



3.  Grand Prairie, 1600 Loan Star Parkway Grand Prairie, TX 75050



4.  Broward County Stadium, 3700 NW 11th Place Launderhill, FL 33311

    Ph.  (954) 357-5400



5. Church Street Park, 5817 Cricket Pitch Way  Morrisville, NC 27560



6. Paramveers Cricket Fields, Atlanta, GA



**LEAGUE CONTRACTS AND REVENUES:**

The Commissioner shall have authority to arrange for and negotiate contracts on behalf of the League with other persons, firms, leagues, or associations; provided, however, that except in instances where the Commissioner is otherwise specifically authorized herein, any contract involving a substantial commitment by the League or its members shall not be binding unless first approved by the affirmative vote of not less than three-fourths of the members of the League and ratified by a majority vote of the NACC Board.

The North American Cricket Club shall be authorized to continue to receive network television revenues and postseason game proceeds as agent for and on behalf of the member clubs of the League and to disburse such funds on their behalf, without further action on their part. All network television revenues and postseason game proceeds received hereunder by (the League treasurer) as agent for the member clubs shall be promptly disbursed according to the revenue share arrangements between the NACC and the Team owners.

**LAUNCH STRATEGY:**

In order to introduce male and female athletes to the sport of cricket, NACC plans to hold two 2 day "Have-a-go" sport weekends; one on the West Coast of the United States and one on the East Coast. The purpose of the "Have-a-go" will be to provide a primer into the skills and rules of the sport. It is our intent that each athlete will come away from the weekend with the information necessary to evaluate whether or not they would like to take the next step in entering the sport by attending one of the NACC's 4 Regional, three-week tryout camps.

The North American Cricket Club Anticipates holding Cricket team tryouts in 4 major cities across the United States. Tryouts and skill training are anticipated to last approximately 3 weeks in each location. Locations currently under consideration are:

1. Los Angeles, CA
2. Scottsdale, AZ
3. Houston, TX

4. Lauderdale, FL

It is anticipated that we will have between 100 and 200 athletes attending each of the four tryout locations.

**ATHLETE COMBINE and SHOWCASE:**

From the 400 – 800 athletes who attend the tryouts, NACC League and coaches will invite 100 athletes to attend the First Annual <u>NACC Combine and Showcase</u> where the athletes will have an opportunity to showcase their talents in front of current and prospective NACC Team owners and scouts.

In our first year of operation, it is anticipated that these 100 athletes, along with the pool of 300-700 athletes who were not invited to attend the combine, should provide enough talent to construct 4 of the 12 teams and launch the NACC League.

An Outline of the skill and training schedule included at each of the 4 Regional tryouts is attached in Exhibit A.

**NACC TELEVISED DRAFT:**

The NACC Draft will take place at a TBD hotel and is anticipated to be a sponsored and televised media extravaganza event.  Existing Team owners and their staff will be able to draft, trade for, and sign any player who attended any of the 4 regional training tryouts.

For more League information, please contact us at: info@naccpro.com

# EXHIBIT A

**REGIONAL TRYOUTS:**

**Making the Baseball / Softball transition into Cricket as a player**

**1.      Introduction to Cricket**

- What (Formats Test Matches, ODI, T20, T10, other)

- Where (ICC Full member, Associate Member, Affiliate Member, Geography)

- Who (Amateur Cricket, Professional Cricket, International (Pro) Cricket

- When (Global Game/Global seasons)

- Cricket History overview

- Career Path & Opportunities (why cricket?)

  o  USA leagues (amateur v Pro)

  o  Overseas leagues (Pro)

  o  Team USA (Olympics, World Cups, Bi Lateral series etc)

**2.   The game of cricket**

- Tactical overview, basic description, objectives

- Field of Play (Wicket, Stumps, Boundaries)

- Players, positions, roles

- What are 'Outs'

- How to 'score runs' (singles, 4's, 6's)

- Batting

- Bowling

- Fielding

- Wicket Keeping

- Power Plays & fielding restrictions

- Umpires & officials

**3.  Batting in more detail**

- Basic overview

- Protective Equipment & how to wear it

- Stance & setup

- Trigger Movements

- Tactics & objectives

- Defensive shots (How to not get out)

    i.  Front Foot full delivery

    ii.  Back Foot short delivery

    iii.  Scoring off a defensive shot

- Attacking Shots (How to score runs)

    i.  Full Drive (FF)

    ii.  Check Drive (FF/BF)

    iii.  Pull shot

    iv.  Hook shot

    v.  Cut shot

    vi.  Sweep shot

      vii.    Leg Glance

      viii.    Hop & Hit

      ix.    Reverse Sweep

      x.    Switch Hitting

      xi.    Ramp shot

· Running between the wickets

· Rules & Regulations

**4. Bowling in more detail**

· Basic overview

· Tactics and objectives

· Types of Bowling (Fast, Medium Pace, Spin)

· **Fast Bowling (80mph +)**

    o Line, Length & movement

      i.    Holding the ball

      ii.    Accuracy

      iii.    Swing Bowling (In swing, Out Swing

      iv.    Cutters

      v.    Slower Balls / variations

      vi.    Bouncers

      vii.    Yorkers

      viii.    Knuckle Ball

      x.    Placing fielders

          x.    Assessing the batter for strengths & weakness

          xi.    Fielding after ball release

· **Spin Bowling (40-60mph)**

    o   Line, length, movement

        i.      Right Arm Off Spin / Left Arm Off Spin

           o   Stock Ball

           o   Arm Ball

           o   Carrom Ball

        ii.     Leg Spin

           o   Leg Spin

           o   Top spin

           o   Googly

           o   Flipper / slider

       iii.     Placing Fielders

        iv.     Assessing the batter for strengths & weakness.

        v.     Fielding after ball release

·    Tactics & Objectives

·    Rules, Regulations, fielding restrictions,

· **Medium Pace Bowling (60-80mph)**

    o   Line, Length & movement

        i.      Swing

ii. Slower Balls

iii. Cutters

iv. Yorkers & Bouncers

v. Knuckle Ball

vi. Placing Fielders

vii. Assessing Batters for strengths & weakness

viii. Fielding after ball release

**5. Fielding in more detail**

· Basic Overview

· Positions (Names)

   i. Infielding (inside the circle)

   ii. Outfielding (outside the circle)

   iii. Close Catchers (slips, Gully, Short leg, Silly point, drive etc)

· Tactics

   i. Making Outs

   ii. Saving Runs

· Skills

   i. Ground Fielding

   ii. Catching

   iii. Throwing

   iv. Diving & Sliding

   v. Ball Handling at the stumps

&middot; Rules & Regulations

**6. Wicket Keeping in more detail**

&middot; Basic Overview

&middot; Tactics & Objectives

    i. Catches

    ii. Stumpings

    iii. Run Outs

&middot; Rules & Regulations

&middot; Skills

**7. Team Operations**

&middot; Captaincy

    i. How to position fielders correctly (angles & distances)

    ii. Which Bowlers to use & why

    iii. Assessing Batters for strength & weakness

    iv. Power Plays

    v. Batting order (lineup) & how to use it effectively

&middot; Coaching & Practice

&middot; Team Tactics

&middot; Playing each format and how they differ.

## EXHIBIT C

*Certificate of Incorporation and Amendment to Certificate of Incorporation*

# STATE OF DELAWARE
# CERTIFICATE OF INCORPORATION
# A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.  The name of the Corporation is  North American Cricket Club, Inc.

2.  The Registered Office of the corporation in the State of Delaware is located at
131 Continental Dr. Suite 301 (street),
in the City of Newark , County of New Castle
Zip Code 19713 . The name of the Registered Agent at such address upon whom process against this corporation may be served is InCorp Services, Inc.

3.  The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.  The total amount of stock this corporation is authorized to issue is
10,000,000 shares (number of authorized shares) with a par value of
$ .001 per share.

5.  The name and mailing address of the incorporator are as follows:

Name Nicholas A. Corso
Mailing Address 1539 Applefield St.
Thousand Oaks, CA Zip Code 91320

By: _____
Incorporator

Name: Nicholas A. Corso
Print or Type

# STATE OF DELAWARE
## CERTIFICATE OF AMENDMENT
## OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.      The name of the corporation is North American Cricket Club, Inc.

_____.

2.      The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered 4 _____ so that, as amended, said Article shall be and read as follows:

The total aount of stock the corporation is authorized to issue is 10,000,000 shares with a par value of $.001 per share.

Be it resolved that the corporation has reclassified its authorized shares as Follows:

5,100,000 shares as Class A Common Stock with a per value of $.001 per share

4,700,000 Shares of Class B Common Stock  with a par vlaue of $.001 per share

200,000 Shares of Class C, Non-Voting Common Stock with a par value of $.001 per share

*Subordinated Liquidation Rights apply to Class C Shares

3.      That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By:_____
Authorized Officer

Name: Nicholas A. Corso
Print or Type

**EXHIBIT D**

*North American Cricket Club SPV, LLC Operating Agreement*

# NORTH AMERICAN CRICKET CLUB SPV, LLC

# LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (the "**Agreement**") is entered into effective on [_____] by and among North American Cricket Club SPV, LLC, a Delaware limited liability company (the "**Company**"), North American Cricket Club, Inc., a Delaware corporation (the "**the Crowdfunding Issuer**"), and the Members named herein and those Person who are admitted as Members after the date of this Agreement.

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Appendix A to this Agreement.

## RECITALS

**WHEREAS**, the Crowdfunding Issuer intends to engage in an offering of Class C Non-voting common stock (the "**Crowdfunding Issuer Securities**") under §4(a)(6) of the Securities Act and Regulation CF (the "**Reg CF Offering**"); and

**WHEREAS**, the Crowdfunding Issuer has formed the Company to act as a Crowdfunding Vehicle to acquire, hold, and dispose of the Crowdfunding Issuer Securities for purposes of the Reg CF Offering; and

**WHEREAS**, the Company intends to offer to investors Membership Interests in the Company represented by Series I CF Units, (i) that are identical to the Crowdfunding Issuer Securities in all material respects, except such differences that exist by virtue of and that are necessitated by variances between the Delaware Limited Liability Company Act (the "**Act**"), which governs the Company, and the Delaware General Corporation Law, which governs the Crowdfunding Issuer, and (ii) that correspond to the Crowdfunding Issuer Securities on a one-for-one basis; and

**WHEREAS**, the Crowdfunding Issuer will serve as the initial Manager of the Company.

**NOW, THEREFORE**, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

## ARTICLE 1
## FORMATION OF LIMITED LIABILITY COMPANY

**1.01.** **Formation.** The Company was formed as a limited liability company under and pursuant to the Act by the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on [_____]. This Agreement shall constitute the "limited liability company agreement" of the Company within the meaning of the Act and shall govern the operation of the Company and the rights and obligations of the Manager and the Members of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

**1.02.     Name.** The name of the Company shall be "North American Cricket Club SPV, LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

**1.03.     Purpose.**

(a)     The purpose of the Company to serve as a Crowdfunding Vehicle to (i) acquire, hold, and dispose of the Crowdfunding Issuer Securities; (ii) raise capital in the Reg CF Offering, as a co-issuer, by offering to investors Units in the Company; and (iii) use all capital raised in the Reg CF Offering to acquire the Crowdfunding Issuer Securities and for no other purpose.

(b)     If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a Crowdfunding Vehicle.

**1.04.     Term.** The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

**1.05.     Principal Office.** The principal office of the Company is located at 4607 Lakeview Canyon Rd. Suite 238, 1539 ST, Westlake Village, CA 91361, or such other place as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

**1.06.     Registered Office; Registered Agent.**

(a)     The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Act and applicable Law.

(b)     The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Act and applicable Law.

**1.07.     Fiscal Year.** The fiscal and taxable year of the Company shall be the same as the fiscal and taxable year of the Crowdfunding Issuer.

**1.08.     No State-Law Partnership.** The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member, Manager, or Officer of the Company shall be a partner or joint venturer of any other Member, Manager, or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 1.10.

**1.09.** **Interpretation.** For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

**1.10.** **Resolution of Conflicts Between Act and this Agreement.** In the event of any conflict between the provisions of the Act and this Agreement, this Agreement shall prevail.

## ARTICLE 2
## UNITS AND CAPITAL ACCOUNTS

**2.01.** **Units.** The Membership Interests of the Members shall be divided into and represented by issued and outstanding units titled Series I CF Units (the "**Units**"). The Company is hereby authorized to issue up to 200,000 Units, which shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, set forth in this Agreement and the Act (if not otherwise set forth in this Agreement). Each Unit shall correspond to one share of the Crowdfunding Issuer Securities and the Company shall at all times maintain a one-to-one relationship between the number, denomination, type and rights of Units and the number, denomination, type and rights (to the greatest extent possible) of shares of Crowdfunding Issuer Securities outstanding.

**2.02.** **Changes to the Crowdfunding Issuer Securities.** If the Crowdfunding Issuer in any manner subdivides or combines the outstanding shares of its class of Class A Non-Voting Common Stock, the outstanding Units will be subdivided or combined in the same manner. If the Crowdfunding Issuer issues securities in place of the class of Class A Non-Voting Common Stock, each Unit shall automatically be deemed to represent one unit of the class of securities designated to replace the class of Class A Non-Voting Common Stock.

**2.03.** **Capital Contributions of Members.** Upon the purchase of Units in the Reg CF Offering, each Member shall be deemed to have made a Capital Contribution to the Company equal the amount such Member paid for his, her, or its Units and the Manager shall add such Member's name to the Members Schedule.

**2.04.** **Additional Capital Contributions; Loans to the Company.**

(a)    No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Manager.

(b)    No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

**2.05.    Maintenance of Capital Accounts.**

(a)    The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall initially be credited with his, her, or its Capital Contribution. Thereafter, the Capital Account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in Section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the Capital Accounts of the Members shall be adjusted and maintained in accordance with Code Section 704 and the Treasury Regulations thereunder.

(b)    The provisions of this Section 2.05 relating to the maintenance of Capital Accounts have been included in this Agreement to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder and will be interpreted and applied in a manner consistent with those provisions.

**2.06.    Interest on and Return of Capital.**  Except to the extent expressly provided for in this Agreement, no Member shall be entitled to any interest on its Capital Account or on its Capital Contributions, and no Member shall have the right to demand or to receive the return of all or any part of such Member's Capital Account or Capital Contributions.

**2.07.    Modifications.** The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager reasonably determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager, acting alone, may authorize such modifications.

**2.08.    Certification of Units.**

(a)    The Units may be evidenced in book-entry or similar form and maintained by or on behalf of the Company in such form. In such case, no certificates evidencing the Units shall be issued and applicable restrictions with respect to the Units will be noted in the records of the Company and its transfer agent (if one is appointed).

(b)    Notwithstanding the provisions of Section 2.08(a), the Manager, in its sole discretion, may, but shall not be required to, issue certificates to the Members representing the Units held by Members.

(c)     In the event that the Manager shall issue certificates representing Units in accordance with Section 2.08(b), then in addition to any other legend required by applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

## ARTICLE 3
## MEMBERS

**3.01.     Admission of Members.**

(a)     Members may be admitted from time to time (i) in connection with an issuance of Units by the Company to Members, and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of **Error! Bookmark not defined.**ARTICLE 7, and in either case, following compliance with the provisions of Section 3.01(b).

(b)     Any assignee of a Unit seeking to be admitted as a Member shall comply with the provisions of Section 7.05 hereof.

**3.02.     Schedule of Members.** The Manager shall maintain a schedule of all Members, their respective mailing addresses, and the amount and type, class, or series of Units held by them (the "**Members Schedule**"), and shall update the Members Schedule upon the issuance or Transfer of any Units in accordance with this Agreement. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

**3.03.     No Personal Liability.** Except as otherwise provided in the Act, by applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

**3.04.     No Withdrawal.** A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in Section 18-304 of the Act. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

**3.05.     Death.** The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred to such Member's personal representative, heir or distributee, in the case of an individual Member, or to such Member's legal successor, in the case of any Member not an individual; *provided*, that within a reasonable time after such Transfer, the applicable transferee(s) shall deliver to the Company an executed Joinder Agreement.

**3.06.     Voting.** Except as otherwise expressly provided by this Agreement or as otherwise required by the Act or applicable Law, the Units shall not entitle the holders to vote on, consent to, or otherwise participate in the management or control of the Company, including but not limited to decisions regarding mergers, reorganizations, sales of substantially all of the Company's assets, amendments to this Agreement, or dissolution of the Company, except as otherwise required by law or expressly provided in this Agreement.

**3.07.     Meetings.**

(a)     <u>Calling the Meeting</u>. Meetings of the Members may be called only by the Manager. Only Members and the Manager shall have the right to attend meetings of the Members.

(b)     <u>Notice</u>. Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purpose(s) for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager. The Members may hold meetings at the Company's principal office or at such other place as the Manager may designate in the notice for such meeting.

(c)     <u>Participation</u>. Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)     <u>Vote by Proxy</u>. On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)     <u>Conduct of Business</u>. The business to be conducted at such meeting need not be limited to the purpose described in the notice. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

**3.08.     Quorum.** Unless otherwise provided in the Company's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the

Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Units. No action may be taken by the Members unless the appropriate quorum is present at a meeting.

**3.09.    Action Without Meeting.** Unless otherwise provided in the Company's constitutive documents, the provisions of which shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 3.07, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes/all Members entitled to vote on the matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

**3.10.    No Interest in Company Property.** No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.


**ARTICLE 4**
**DISTRIBUTIONS AND ALLOCATIONS**


**4.01.    Distributions.**

(a)    <u>Distributions from the Crowdfunding Issuer.</u> In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Crowdfunding Issuer Securities, the Manager shall make such distributions promptly to the holders of the Units on a one-to-one basis as if the holders of the Units held the Crowdfunding Issuer Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Units. Notwithstanding any provision to the contrary in this Agreement, the Company shall not make any distributions to Members if such distribution would violate the Act or other applicable law.

(b)    <u>Distributions from Sale of the Crowdfunding Issuer Securities</u>. If the Company sells the Crowdfunding Issuer Securities to a third party, it shall promptly distribute the entire net proceeds, without deduction, to the Members *pro rata* based on the number of Units owned by each Member.

(c)    <u>Other Distributions</u>. Any distributions other than those described in Section 4.01(a) and Section 4.01(b) shall be made to the Members *pro rata* based on the number of Units owned by each Member.

(d)    <u>Tax Withholding</u>. To the extent the Company is required to pay over any amount to any federal, state, local, or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If an amount paid to a Member was paid without any required withholding from a distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and/or (ii) if no such subsequent distributions are anticipated, the Member shall, at the request of the Company, promptly reimburse the Company for the amount of withholding that was required to be withheld and remitted to the applicable tax authority. In each case, regarding any amount to be withheld and remitted to an applicable tax authority, the Company shall promptly remit such amounts, and obtain and provide to the Member a receipt and/or proof of payment.

(e) <u>Manner of Distribution</u>. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

(f) <u>Other Rules Governing Distributions</u>. No distribution prohibited by the Act or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by the Act shall be liable as provided therein.

**4.02.    Allocations of Profits and Losses.**

(a)    All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the Members *pro rata* in accordance with their respective Units.

(b)    Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Units.

(c)    This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.


**ARTICLE 5**
**MANAGEMENT**


**5.01.    Management by Manager.**

(a)    <u>In General</u>. The business and affairs of the Company shall be directed, managed, and controlled by the Crowdfunding Issuer as the "manager" within the meaning of the Act. When acting in that capacity the Crowdfunding Issuer is referred to in this Agreement as the "**Manager**."

(b)    <u>Powers of Manager</u>. Except as otherwise provided in this Section 5.01, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

(c)     Limitations on Manager. The Manager shall not take any action that may not be taken by a Crowdfunding Vehicle or that is prohibited by the Act or omit to take any action required to be taken by a Crowdfunding Vehicle.

**5.02.     Activities of the Manager.**  The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

**5.03.     Resignation and Replacement.** A Manager may resign at any time by giving thirty (3) days' written notice to all of the Members. In the event of the resignation of a Manager, the Manager may appoint a successor Manager. If the resigning Manager does not appoint a successor Manager, a new Manager shall be appointed by Members holding a majority of the Units.

**5.04.     Removal of the Manager.**

(a)     General.  The Crowdfunding Issuer shall have the power to name an Affiliate to serve as the Manager of the Company at any time.  The consent of Members holding 66⅔% of the outstanding Units (excluding Units held by any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause (as defined below) and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal.  For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company.  For purposes of this Section 5.04, "**Cause**" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b)     Liability of a Removed Manager.  Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.

**5.05.     Officers.** The Manager may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable, provided, that the authority of each Officer shall be no broader than the authority of the Manager. Each Officer shall hold office until a successor is designated by the Manager or until the earlier death, resignation, or removal of an Officer. Any Officer may resign at any time upon written notice to the Manager.

**5.06.     Restrictions on Members.** Except as expressly provided otherwise in this Agreement, Members (other than a Member that is also serving as  the Manager) shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

**5.07. Reliance of Third Parties.** Anyone dealing with the Company shall be entitled to assume that the Manager and any person expressly authorized by the Manager in writing to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any such person as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-a-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer expressly authorized in writing by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any such person be obligated to investigate the authority of such person in a given instance.

**5.08. Time Commitment.** The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

**5.09. Compensation of Manager.** The Manager shall not be entitled to compensation for its services as the Manager of the Company.

## ARTICLE 6
## SPECIAL CROWDFUNDING RULES SECTION

**6.01. Expenses.**

(a) The Crowdfunding Issuer shall be responsible for all operating expenses incurred in connection with the organization, formation, management, operations and liquidation of the Company, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of the Crowdfunding Issuer Securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "**Company Expenses**"). All Company Expenses shall be reimbursed by the Crowdfunding Issuer.

(b) The Crowdfunding Issuer shall reimburse the Manager as may be appropriate to give effect to the provisions of Section 6.01 in the event that the Manager pays an obligation that is properly the responsibility of the Company.

# ARTICLE 7
# TRANSFERS OF UNITS

**7.01.** **General.** No Member shall Transfer all or any portion of its Membership Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer or attempted Transfer of Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

(a) Any completed Transfer of a Unit in compliance with this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Unit in its entirety and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest."

**7.02.** **Rights of Assignees.**

(a) Any Person (who is not already a Member) who takes or acquires, by whatever means, the Membership Interest of any Member but is not admitted as a Member pursuant to Section 7.03 shall become an assignee with respect to such Membership Interest.

(b) An assignee with respect to a Membership Interest is entitled only to receive distributions and allocations with respect to such Membership Interest as set forth in this Agreement, and, to the fullest extent permitted by applicable law, shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement; provided, however, the Membership Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Membership Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Membership Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Membership Interest.

**7.03.** **Admission of Substitute Member.** In order to be admitted as a substitute Member, an assignee of a Unit (which shall be understood to include any purchaser, Transferee, donee or other recipient of any disposition of such Unit, including in the case of succession by operation of Law; provided, however, an assignee of a pledge shall not be considered such an assignee unless a Transfer shall have subsequently occurred) shall be admitted as a Member upon the delivery to the Company of (i) a written undertaking agreeing to be subject to and abide by all terms and conditions of this Agreement in the form of the Joinder Agreement attached hereto as Exhibit A ("**Joinder Agreement**"), (ii) a copy of the fully executed and acknowledged written transfer agreement between the Transferor and the Transferee, (iii) if the assignee is an entity, a copy of the resolutions or other authorization of its governing body, authorizing the acquisition of the Units and the entry into the Joinder Agreement, and (iv) such other documents or instruments as the Manager may require. In addition, the assignee shall have paid all reasonable legal fees and other expenses of the Company and the Manager in connection with its substitution as a Member, without regard to whether the proposed transfer is consummated.

## ARTICLE 8
## OTHER BUSINESSES; INDEMNIFICATION;
## CONFIDENTIALITY; ASSERTION OF RIGHTS

**8.01.** **Other Businesses.** Notwithstanding any duty otherwise existing at law or in equity, each Member and the Manager and their respective Affiliates may engage or possess an interest in any business ventures (unconnected with the Company) of every kind and description, independently or with others, and no other Member or Manager shall have any interest in such businesses and no claim on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its Members, or otherwise.

**8.02.** **Exculpation and Indemnification**

(a) <u>Exculpation</u>.

(i) <u>Covered Persons</u>. As used in this Section 8.02, the term "**Covered Person**" means the Manager and its shareholders, directors, officers, employees, and agents, each acting within the scope of his, her, or its authority.

(ii) <u>Standard of Care</u>. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(iii) <u>Good Faith Reliance</u>. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (A) another Covered Person; (B) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (C) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

(b) <u>Liabilities and Duties of Covered Persons</u>.

(i) <u>Limitation of Liability</u>. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(ii)     Duties. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

(c)     Indemnification.

(i)     Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (A) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (B) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(ii)     Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 8.02(c); provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 8.02(c), then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(iii)     Entitlement to Indemnity. The indemnification provided by this Section 8.02(c) shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 8.02(c) shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.02(c) and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(iv)     Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(v)     Funding of Indemnification Obligation. Any indemnification by the Company pursuant to this Section 8.02(c)shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(vi)     Savings Clause. If this Section 8.02(c) or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 8.02(c) to the fullest extent permitted by any applicable portion of this Section 8.02 that shall not have been invalidated and to the fullest extent permitted by applicable law.

(d)     Amendment. The provisions of this Section 8.02 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

(e)     Survival. The provisions of this Section 8.02 shall survive the dissolution, liquidation, winding up, and termination of the Company.

(f)     Exception. Notwithstanding the foregoing provisions of this Section 8.02:

(i)     No Member shall be precluded from bringing a claim against a Covered Person if such claim would have been permitted if such Member owned the Crowdfunding Issuer Securities directly; and

(ii)    No Covered Person shall be entitled to indemnification if indemnification would not have been permitted by the Crowdfunding Issuer itself.

**8.03.    Confidentiality.** For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain through no fault of such Member or that such Member is required to disclose by legal process.

**8.04.    Assertion of Rights.** Any Member may, by giving notice to the Manager, direct the Company to assert, on behalf of such Member, any rights under state and federal law that such Member would have if such Member had invested directly in the Crowdfunding Issuer, by purchasing the Crowdfunding Issuer Securities in the Reg CF Offering, rather than through the Company. The Member directing the Company to assert such rights on such Member's behalf shall be solely responsible for all costs and expenses incurred by the Company in asserting such rights, including but not limited to attorneys' fees, and shall direct any associated proceedings as if such Member had invested in the Crowdfunding Issuer directly.

## ARTICLE 9
## BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS

**9.01.    Bank Accounts.** Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

**9.02.    Books and Records of Account.** The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each material transaction of the Company.

**9.03.    Information from Crowdfunding Issuer.** The Company shall promptly provide to each Member any information the Company receives from the Crowdfunding Issuer with respect to the Crowdfunding Issuer's business or the Crowdfunding Issuer Securities, including but not limited to all disclosures, reports, and other information.

**9.04.    Members' Inspection Rights.**

(a)     General. If a Member desire to inspect the books and records of the Company for a proper purpose (as defined below), the following procedure shall be followed: (i) such Member shall notify the Manager in writing, stating that such Person is a Member and setting forth in reasonable detail the information requested and the purpose for the request; (ii) within sixty (60) days after receiving such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

(b) <u>Proper Purpose</u>. Any request to inspect the books and records of the Company shall be for a proper purpose, which shall include investigating potential wrongdoing or breaches of fiduciary duty or valuing the Members' Units. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made for an improper purpose, including if such request was made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a bona fide business purpose, as determined in the Manager's reasonable discretion.

(c) <u>Representative</u>. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant, agrees to maintain the confidentiality of any Company information to which access is provided and is reasonably satisfactory to the Manager.

(d) <u>Restrictions</u>. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(i) No Member shall have a right to a list of the Members or any information regarding the Members.

(ii) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member (and or its authorized representative) to execute a confidentiality agreement satisfactory to the Manager.

(iii) No Member shall have the right to access any trade secrets of the Company, the Crowdfunding Issuer, or their respective affiliates, or any other information the Manager deems highly sensitive and confidential, including without limitation any information regarding the Crowdfunding Issuer's stockholders.

(iv) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(v) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(vi) A representative of the Company may be present at any inspection of the Company's books and records.

(vii) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(viii) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

(e)    Exception. Notwithstanding the foregoing provisions of this Section 8.05, a Member shall have no less access to the records of the Company than he, she, or it would have access to the records of the Crowdfunding Issuer if he, she, or it owned the Crowdfunding Issuer Securities directly.

### 9.05.    Tax Matters.

(a)    Designation. The Manager shall be designated as the "company representative" (the "**Company Representative**") as provided in Code Section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement or otherwise with respect to the Company shall be an expense of the Company for which the Company Representative shall be reimbursed.

(b)    Tax Examinations and Audits. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)    BBA Elections and Procedures. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code Sections 6225, *et seq,* (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code Section 6226. If an election under Code Section 6226( a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b).

(d)    Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the i tern on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(e)    Tax Returns. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

## ARTICLE 10
## DISSOLUTION AND LIQUIDATION

**10.01.    Dissolution.** The Company shall be dissolved and its affairs wound up only upon (i) the dissolution of the Crowdfunding Issuer, or (ii) the sale or other disposition of all of the Crowdfunding Issuer Securities. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of Section 9.02. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to the Act.

**10.02.    Liquidation.** If the Company is dissolved, the Company's assets shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a)    Liquidator. The Manager, or a Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)    Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)    Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable Law:

(i)    First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)    Second, to the establishment of and additions to reserves that are determined by the Manager in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)    Third, to the Members in the same manner as Distributions are made under Section 4.02.

(d)    Discretion of Liquidator. Notwithstanding the provisions of Section 9.02(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 13.03(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

(e)  Statement of Account. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

## ARTICLE 11
## AMENDMENTS

**11.01.  Amendments Not Requiring Consent.** The Manager may amend this Agreement or the Certificate of Formation without the consent of any Member to effect:

(a)  The correction of typographical errors;

(b)  A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(c)  The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

(d)  An amendment that cures ambiguities or inconsistencies in this Agreement;

(e)  An amendment that adds to Manager's own obligations or responsibilities;

(f)  A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Crowdfunding Issuer;

(g)  A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940, as amended;

(h)  A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the SEC;

(i)  A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to ERISA;

(j)  A change that the Manager determines to be necessary or appropriate to comply with Rule 3a-9 under Investment Company Act of 1940.

(k)  Any amendment that conforms to the Form C used in the Reg CF Offering;

(l)  Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

(m)  Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

**11.02.    Amendments Requiring Majority Consent.** Any amendment that has, or would reasonably be expected to have, an adverse effect on the Members, other than amendments described in Section 11.03, shall require the consent of the Manager and Members holding a majority of the then outstanding Units.

**11.03.    Amendments Requiring Unanimous Consent.** The following amendments shall require the consent of the Manager and each affected Member:

(i)       Any amendment to ARTICLE 4 of this Agreement;

(ii)      An amendment that would require any Member to make additional Capital Contributions;

(iii)     An amendment that would impose personal liability on any Member; and

(iv)     An amendment deleting or modifying any of provisions of this Section 11.03.

(b)    **Procedure for Obtaining Consent.** If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Members holding at least twenty percent (20%) of the Percentage Interests, the Manager shall hold an in person or electronic meeting to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder such Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least ten (10) days.


**ARTICLE 12**
**MISCELLANEOUS**


**12.01.    Interpretation.** This Agreement is intended to comply with the requirements of Rule 3a-9 under Investment Company Act of 1940 and shall be construed accordingly. The parties acknowledge ambiguities in the interpretation and property application of Rule 3a-9 under Investment Company Act of 1940 and intend for all such ambiguities to be resolved in favor of compliance.

**12.02.    Further Assurances.** In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

**12.03.    Notices.** All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.03):

If to the Company:                    4607 Lakeview Canyon Road
Suite 238
1539 ST
Westlake Village, CA 9136
Email Address: ncorso22@gmail.com

If to a Member, to such Member's mailing address as set forth on the Members Schedule.

**12.04.    Electronic Delivery.** Each Member hereby agrees that all communications with the Company, including all tax forms, shall be *via* electronic delivery, which might include email, Drop box, or other means.

**12.05.    Governing Law; Jurisdiction.** This Agreement is to be governed by the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.  Each of the Manager and Members consents to binding arbitration as provided in Section 12.07 for any dispute among any of the Manager or Members arising out of matters related to this Agreement or the Company.  Each of the Manager and Members waives the right to commence an action in connection with this Agreement in any court and expressly agrees to be bound by the decision of the arbitrator determined in Section 12.07.  The waiver in this Section 12.05 will not prevent the Manager or any Member from commencing an action in any court for the sole purposes of enforcing the obligation of the Manager or any Member to submit to binding arbitration or the enforcement of an award granted by arbitration herein.

**12.06.    Waiver of Jury Trial.**  To the maximum extent permitted by applicable Law, the Manager and each Member irrevocably waives all rights it may have to a jury trial. THIS WAIVER IS KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY EACH MEMBER, AND EACH ACKNOWLEDGES THAT NEITHER MANAGER NOR ANY OTHER MEMBER NOR ANY PERSON ACTING ON BEHALF OF MANAGER OR ANY OTHER MEMBER HAS MADE ANY REPRESENTATION OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT.  EACH MEMBER FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER, BY INDEPENDENT LEGAL COUNSEL SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. EACH MEMBER FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER PROVISION.

**12.07.    Arbitration.**

(a)    ANY CONTROVERSY, CLAIM OR DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ALLEGED BREACH HEREOF, WHETHER SOUNDING IN TORT, CONTRACT, EQUITY OR OTHER PRINCIPAL OF LAW (A

"**DISPUTE**") SHALL BE DETERMINED BY BINDING ARBITRATION. THE ARBITRATION SHALL BE HELD IN [_____] BEFORE A SINGLE ARBITRATOR AND ADMINISTERED BY JAMS PURSUANT TO ITS COMPREHENSIVE ARBITRATION RULES & PROCEDURES ("**RULES**") WHICH ARE IN EFFECT AT THE TIME OF THE ARBITRATION OR THE DEMAND THEREFOR. THE RULES ARE HEREBY INCORPORATED BY REFERENCE. NOTWITHSTANDING ANY RULE TO THE CONTRARY, ANY ARBITRATION HEREUNDER SHALL NOT BE DETERMINED BY THE EXPEDITED PROCEDURES SET FORTH IN THE RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS THE PARTIES TO THE DISPUTE AGREE UPON OR AS THE ARBITRATOR REASONABLY DEEMS APPROPRIATE. THE ARBITRATOR SHALL BE A RETIRED TRIAL OR APPELLATE COURT JUDGE OR JUSTICE. SUBJECT TO THE LAST SENTENCE OF THIS SECTION 12.07(a), THE PARTIES TO THE DISPUTE INITIALLY SHALL EACH PAY ONE-HALF OF THE COSTS OF THE ARBITRATOR AND OTHER COSTS AND EXPENSES OF THE ARBITRATION, AND, SUBJECT TO THE LAST SENTENCE OF THIS SECTION 12.07(a), EACH PARTY SHALL PAY ITS RESPECTIVE ATTORNEYS' FEES OR FILING FEES ASSOCIATED WITH, THE ARBITRATION. THE ARBITRATOR SHALL APPLY THE SUBSTANTIVE LAW (AND THE LAW OF REMEDIES, IF APPLICABLE) OF DELAWARE (WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES) AND, IF APPLICABLE, FEDERAL LAW TO THE DISPUTE. IN REACHING A DECISION, THE ARBITRATOR SHALL HAVE NO AUTHORITY TO CHANGE, EXTEND, MODIFY OR SUSPEND ANY OF THE TERMS OF THIS AGREEMENT. THE ARBITRATOR SHALL MAKE A WRITTEN AWARD WHICH DISPOSES OF ALL OF THE CLAIMS AND WHICH INCLUDES A CONCISE STATEMENT OF REASONS FOR THE AWARD AND STATES THE ESSENTIAL FINDINGS AND CONCLUSIONS UPON WHICH THE AWARD IS BASED. JUDGMENT MAY BE ENTERED UPON ANY SUCH AWARD IN ACCORDANCE WITH APPLICABLE LAW IN ANY COURT HAVING JURISDICTION THEREOF, EVEN IF A PARTY WHO RECEIVED NOTICE UNDER THE RULES FAILS TO APPEAR AT THE ARBITRATION HEARING(S). IN THE EVENT THAT ANY COURT OR ARBITRATION PROCEEDING IS BROUGHT UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE PREVAILING PARTY IN ANY SUCH PROCEEDING SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ALL COSTS, EXPENSES, AND FEES, INCLUDING WITHOUT LIMITATION REASONABLE ATTORNEYS' FEES AND EXPERT FEES, AND THE COSTS OF ARBITRATION, INCIDENT TO ANY SUCH PROCEEDINGS.

(b) THE PARTIES HAVE READ AND UNDERSTAND THE FOREGOING AND HAVE AGREED TO SUBMIT DISPUTES ARISING OUT OF THIS AGREEMENT TO ARBITRATION AS PROVIDED ABOVE. THE PARTIES EACH UNDERSTAND AND ACKNOWLEDGE THAT BY AGREEING TO ARBITRATION, THEY ARE WAIVING ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY OR A TRIAL IN A COURT OF LAW OR EQUITY.

**12.08. Waiver.** No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

**12.09. Entire Agreement.** This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

**12.10. Successors and Assigns.** Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

**12.11. Third-Party Beneficiaries.** The Crowdfunding Issuer, in its capacity as issuer of the Crowdfunding Issuer Securities, is an intended third-party beneficiary of this Agreement and shall have the right to enforce the provisions hereof, without regard to whether it is then serving as the Manager of the Company. Otherwise, this Agreement is made for the sole benefit of the parties and no other Person shall have any rights or remedies by reason of this Agreement against any of the parties or shall be third party beneficiaries of this Agreement in any way.

**12.12. Titles and Captions.** All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

**12.13. Pronouns and Plurals.** All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

**12.14. Execution by Members.** Investors in the Reg CF Offering will become Members by executing a separate agreement captioned "Subscription Agreement" (or similar) pursuant to which each Member purchases his, her, or its respective Units. Transferees will become Members by executing a Joinder Agreement. The execution and delivery of such instruments will be governed by the respective terms thereof.

**12.15. Severability.** If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

**[Signature Pages Follow]**

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

**NORTH AMERICAN CRICKET CLUB SPV, LLC**


By:_____

Nick Corso, as the President of North American Cricket Club, Inc., the Manager


**NORTH AMERICAN CRICKET CLUB, INC.**


By:_____

Name: Nick Corso

Title: President

# APPENDIX A
## DEFINITIONS

**Definitions.** Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Appendix A:

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment, or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee o such Member's assets.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of [_____] are authorized or required to close.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Crowdfunding Vehicle**" has the meaning ascribed to such term in Rule 3a-9 under Investment Company Act of 1940, as amended.

"**Act**" means the Delaware Limited Liability Company Act as in effect from time to time.

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or exchange of securities of the Company; or (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units. "**Distribute**" when used as a verb shall have a correlative meaning.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

"**Law**" means any federal, state, local, municipal, foreign, international, multinational, or other constitution, Law, statute, treaty, rule, regulation, ordinance or code.

"**Manager**" means the Person serving as the Manager of the Company as provided in Section 5.01.

"**Member**" means each Person who is admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (a) to a distributive share of net income, net losses, and other items of income, gain, loss, and deduction of the Company; (b) to a distributive share of the assets of the Company; (c) to vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

"**Regulation CF**" means 17 CFR § 227.100 et seq. - Regulation Crowdfunding.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Preferred Units, the Common Units, and the Incentive Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights.

**EXHIBIT A**
**JOINDER AGREEMENT**

# JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated [_____], as amended from time to time (the "**LLC Agreement**"), North American Cricket Club SPV, LLC, a Delaware limited liability company (the "**Company**"), North American Cricket Club, Inc., a Delaware corporation (the "**the Crowdfunding Issuer**"), and the Members named therein. Pursuant to and in accordance with the LLC Agreement, the undersigned hereby acknowledges and confirms that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Joinder Agreement, such Person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

This Joinder Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically. An original signature transmitted by email shall be deemed to be original for purposes of this Agreement.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [_____].

[NEW MEMBER]

By:_____

Name:

Title:

Acknowledged and agreed
as of the date set forth below:

NORTH AMERICAN CRICKET CLUB SPV, LLC

By:_____            Date:_____

Name: [_____]

Title: Nick Corso, as the President of North American
Cricket Club, Inc., the Manager

# EXHIBIT E

*Subscription Agreement*

**SUBSCRIPTION AGREEMENT**

**NORTH AMERICAN CRICKET CLUB, INC.**

(a Delaware Corporation)

---

**LEGEND**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

---

**TO: NORTH AMERICAN CRICKET CLUB, INC.**

Ladies and Gentlemen:

The undersigned (the "Subscriber") understands that **North American Cricket Club, Inc.**, a Delaware corporation (the "Company"), is offering up to ***200,000 shares of its Class C Non-Voting Common Stock (the "Securities") in a Regulation Crowdfunding offering (the "Offering"). The Offering is being made pursuant to the Company's Form C, dated []***, filed with the Securities and Exchange Commission (the "Form C"). The Offering is conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding promulgated thereunder ("Reg CF"), without registration of the Securities under the Securities Act.

---

**1. Subscription**

Subject to the terms and conditions of this Agreement and the Form C, the Subscriber hereby irrevocably subscribes for the number of Securities set forth on the signature page hereto, for the aggregate purchase price set forth thereon (the "Purchase Price"). The Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Agreement.

---

## 2. Acceptance of Subscription and Issuance of Securities

The Subscriber acknowledges and agrees that the Company has the sole right, in its discretion, to accept or reject this subscription, in whole or in part, for any reason. This subscription shall be deemed accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing (as defined below). Subscriptions need not be accepted in the order received, and Securities may be allocated among subscribers.

## 3. Closing

The closing of the purchase and sale of the Securities (the "Closing") shall take place at []:[] a.m. New York time on [____] or such other time and place as the Company may designate by notice to the Subscriber.

## 4. Payment for Securities

Payment for the Securities shall be received by *North Capital Private Securities Corporation (the "Escrow Facilitator") from the Subscriber by wire transfer of immediately available funds or other means approved by the Company at least two (2) business days prior to the Closing, in the amount set forth on the signature page hereto. At the Closing, the Escrow Facilitator shall release such funds to the Company. The Company shall cause the Securities to be issued to the Subscriber by book-entry notation maintained by Colonial Stock Transfer*, the Company's transfer agent (the "Transfer Agent"), which shall include a legend or notation reflecting that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

## 5. Representations and Warranties of the Company

As of the Closing, the Company represents and warrants to the Subscriber that:

(a) **Organization.** The Company is duly incorporated and validly existing under the laws of Delaware with full power and authority to conduct its business as currently conducted.

(b) **Authorization of Securities.** The Securities have been duly authorized and, when issued and paid for, will be validly issued, fully paid, and nonassessable, and will conform in all material respects to the description set forth in the Form C.

(c) **Authority.** The execution, delivery, and performance of this Agreement have been duly authorized by the Company. This Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy and equitable limitations.

(d) **Governmental Consents.** No consent, approval, or filing is required to consummate the transactions contemplated hereby other than filings required under Reg CF and applicable state securities laws.

## 6. Representations and Warranties of the Subscriber

The Subscriber represents and warrants to the Company that:

(a) **Authority.** The Subscriber has the capacity and authority to enter into this Agreement and perform its obligations hereunder.

(b) **Residence.** The Subscriber is a resident of the state or jurisdiction set forth on the signature page hereto.

(c) **Compliance with Investment Limits.** The Subscriber has not exceeded the investment limits set forth in Rule 100(a)(2) of Reg CF within the past twelve (12) months.

(d) **Information Review.** The Subscriber has received and reviewed the Form C and is relying solely on the information contained therein in making this investment decision.

(e) **Risk Acknowledgment.** The Subscriber understands that the Securities are speculative, illiquid, and involve a high degree of risk, and that the Subscriber may lose the entire investment.

(f) **Investment Intent.** The Subscriber is acquiring the Securities for its own account, for investment purposes only, and not with a view to distribution or resale.

(g) **Transfer Restrictions.** The Subscriber understands and agrees that the Securities are subject to restrictions on transfer under Section 4(a)(6) of the Securities Act and Rule 501 of Reg CF, and may not be transferred for one (1) year after the date of purchase except as permitted by law.

(h) **Independent Advice.** The Subscriber has consulted with such legal, financial, and tax advisors as deemed necessary in connection with this investment.

## 7. Conditions Precedent

The obligations of each of the Company and the Subscriber to consummate the Closing are subject to the accuracy of the representations and warranties of the other party as of the Closing.

---

## 8. Irrevocability

Following the Closing, the obligations of the Subscriber shall be irrevocable.

---

## 9. Legends

Any book-entry statement representing the Securities shall bear a legend or notation substantially as follows:

"THE SECURITIES REPRESENTED HEREBY WERE ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE SECURITIES MAY NOT BE SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER RULE 501 OF REGULATION CROWDFUNDING OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT."

---

## 10. Miscellaneous

(a) **Amendments.** This Agreement may not be modified except in writing signed by both parties.

(b) **Assignability.** Neither party may assign its rights or obligations hereunder without the prior written consent of the other.

(c) **Waiver of Jury Trial.** THE SUBSCRIBER HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM ARISING OUT OF THIS AGREEMENT.

(d) **Jurisdiction.** The Subscriber consents to the jurisdiction of the state and federal courts located in New Castle County, DE, for any proceedings arising out of this Agreement.

(e) **Governing Law.** This Agreement shall be governed by and construed under the laws of the State of Delaware, without regard to conflicts of law principles.

(f) **Counterparts.** This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement.

(g) **Notices.** Notices shall be delivered in writing to the parties at the addresses set forth on the signature page.

**SIGNATURE PAGE**

**SUBSCRIBER:**

Name: _____

Address: _____

Email: _____

State of Residence / Formation: _____

Number of Securities Subscribed: _____

Aggregate Purchase Price ($5.00 per share): $_____

Signature: _____

Name: _____

Title (if applicable): _____

Date: _____

**COMPANY ACCEPTANCE**

Accepted by **North American Cricket Club, Inc.**

By: _____

Name: _____

Title: _____

Date: _____

## EXHIBIT F

*Offering Page*



# Invest in the future of cricket in North America

NACC is a first-of-its-kind professional cricket league launching in the U.S., backed by elite athletes, global partnerships, and the momentum of cricket's Olympic return in 2028.

View Form C  →     View all filings  →

**Invest in NACC**          Campaign Video  ▷



$5.00 per unit     $100 min. investment
$10k min. offering     $1M max. offering
Deadline 11/30/2025

Opportunity

---



## Invest in North American Cricket Club, Inc.

| Total Invested: | Awaiting Data |
|---|---|

Offering Terms  ⌄

Class C SPV Units Under Reg CF  ⌄

View Form C  →     View Form C  →

**Invest Now**

**Opportunity**
Market
Traction & Story
Competitive Advantage
Founders
Revenue Model
Financials & Details
Investor Perks
Updates
Discussion

## Don't just watch it – own it!  We are offering the community a chance to invest and get involved.

The North American Cricket Club (NACC) presents a ground-floor opportunity to invest in the explosive rise of cricket in the U.S.  Cricket — a sport with **2.5 billion fans worldwide** — has captured hearts and ignited rivalries across Asia, Europe, the Caribbean, and beyond. Worldwide, cricket is more than just a game — it's a cultural phenomenon. Now, for the first time, that same **passion, pageantry, and power** is about to arrive in North America.

The **North American Cricket Club (NACC)** proudly announces the launch of the **North American Premier Cricket League (NAPCL):** a groundbreaking new professional league that will deliver world-class cricket to U.S. and Canadian fans while opening doors for athletes across the continent.

Why invest in this company?

- **Ground-Floor Entry into a High-Growth Market** - cricket is the world's second-most popular sport, and with its return to the 2028 Olympics, the U.S. is poised to become the next major cricket market. NACC offers early-stage access to this explosive opportunity.

- **Taps into a proven, multi-billion-dollar model** - investors gain exposure to an American version of a business that works—India's IPL is valued around $12–16 billion, generating over $1.2 billion in 2025 media revenue alone, and bringing in per-match values as high as $16.8 million . If NACC captures even a fraction of that success in the U.S., the upside is enormous. (Source:https://www.globenewswire.com/news-release/2025/06/09/3095670/28124/en/The-Indian-Premier-League-IPL-Report-2025-1-21-Billion-Domestic-Media-Revenue-Projected.html?utm_source=chatgpt.com)

- **Built for Community, Culture & Commercialization** - we're not just building a league - we're

- **Built for Community, Culture & Commercialization** - we're not just building a league—we're launching a national movement. From grassroots clinics to professional play, NACC connects diverse communities while creating multiple revenue streams from media rights, merchandise, events, and team ownership.



EINPRESSWIRE

INTRODUCING THE NORTH AMERICAN CRICKET CLUB

*A NEW PROFESSIONAL LEAGUE FOR MEN'S AND WOMEN'S CRICKET IN NORTH AMERICA*

THOUSAND OAKS, CA, UNITED STATES, October 22, 2024 /EINPresswire.com/ -- Globally, cricket is the second largest fanbase in the world (2.5 Billion fans). The North American Cricket Club (NACC) proudly announces its official launch, marking a new chapter for the sport of cricket in North America. As an elite cricket organization, the NACC aims to bring together world-class talent, foster community engagement, and grow the sport's presence across North America.

> We are proud to introduce a league that is more typically aligned with the sports structure that North Americans currently enjoy in the form of the NFL, MLB, NBA, and NHL"
>
> *Nick Corso, League Commissioner*

The North American Cricket Club is poised to establish itself as a premier cricket organization, offering not just a platform for competitive matches but also a strong focus on grassroots development. As cricket's popularity continues to rise globally, the NACC will serve as a hub for cricket enthusiasts in North America, providing opportunities for both players and fans to engage with the sport like never before.

Press release announcing launch of NACC (October 22, 2024).

Market

# We operate in a large and growing market.

Cricket is the second-most watched sport in the world, boasting over **2.5 billion global fans**, yet it remains largely untapped in the U.S. market. The U.S. is currently home to an estimated **30 million cricket enthusiasts**, with more than **200,000 active amateur players**, fueled by a rapidly growing South Asian, Caribbean, British, and Australian immigrant base. Globally, the cricket market—including leagues, media rights, sponsorships, and merchandise—is valued at over **$12 billion annually**, with the **Indian Premier League (IPL)** alone commanding a valuation of **$15 billion** and generating over **$1.2 billion in media revenue per year**.

In the U.S., the cricket market is expected to grow at a **CAGR of 20–25%** over the next five years, driven by demographic shifts, the rise of streaming platforms, youth participation programs, and cricket's inclusion in the **2028 Los Angeles Olympics**. This Olympic spotlight has already accelerated investment, media interest, and grassroots development, signaling a tipping point for the sport's mainstream adoption in North America.

**NACC is uniquely positioned to capitalize on this momentum by building an integrated, professional league that fills a major gap in the U.S. sports ecosystem.** (Source: https://profluence.com/cricket-in-the-usa/)

### The Problem:

Although cricket is one of the most popular sports in the world - with over 2.5 billion global fans, it remains fragmented, underfunded, and largely invisible in the United States. Despite a passionate and rapidly growing community of players and fans—especially among immigrant populations—there is no unified professional league, limited youth development infrastructure, and no clear pathway for talent to rise from grassroots to elite levels. Without structure, investment, or cultural relevance, the sport risks stagnation in one of the most lucrative sports markets in the world.

### Why It Matters:

The U.S. is at a critical inflection point for cricket: demographic growth, digital media access, and cricket's inclusion in the 2028 Olympics in Los Angeles have created a once-in-a-generation opportunity to make cricket mainstream in America.

NACC aims to solve the lack of professional structure, commercial organization, and youth access by building a scalable, vertically integrated ecosystem that spans pro league play, athlete development,

grassroots clinics, and media engagement. This matters because it unlocks economic opportunity, cultural representation, and a massive untapped sports audience—making NACC a mission-driven, investment-worthy catalyst for the sport's future in North America.

NACC's Solution:

The North American Cricket Club (NACC) is creating the **first fully integrated professional cricket ecosystem in the United States**—a scalable model that connects grassroots participation with elite professional play, underpinned by commercial partnerships, athlete development, and media engagement.

Here's how:

1. **Professional League Formation** - NACC is launching a men's and women's professional league with teams in key U.S. markets, creating a clear destination for top-tier talent and fan engagement.

2. **Youth & Grassroots Development** - through clinics, school programs, and partnerships with organizations like Legendary Athletes, NACC provides structured pathways for youth athletes to enter and grow within the sport.

3. **Elite Athlete & Coach Development** - leveraging partnerships with leading performance experts and certification platforms, NACC will train and develop high-performance athletes and coaches who understand the unique demands of North American sports culture.

4. **Entertainment & Cultural Integration** - NACC blends cricket with entertainment—music, lifestyle branding, storytelling—making the sport more relatable to mainstream American audiences and culturally relevant to new fans.

5. **Commercial & Media Infrastructure** - through scalable revenue models—including team franchising, sponsorships, merchandise, and media rights—NACC provides a sustainable financial foundation for growth, while offering fans and investors real economic participation.

**In short**, NACC's solution is to **professionalize, popularize, and monetize** cricket in the U.S. by creating an end-to-end system that unites fragmented efforts into one national platform—making cricket both accessible and aspirational for the next generation of American athletes and fans.

Traction

# Our story

Founded to fill a massive void in the American sports landscape, the North American Cricket Club (NACC) was created by a team of athletes, coaches, and industry leaders committed to making cricket a mainstream sport in the U.S. Since inception, NACC has built a powerful advisory board, secured strategic partnerships in performance, youth development, and media, and laid the groundwork for a professional men's and women's league that aligns with cricket's return to the 2028 Olympics. Today, NACC stands at the forefront of a movement to unite fragmented cricket communities into a scalable, commercial ecosystem ready for national impact.

| | |
|---|---|
| $100,000 for 20,000 Class B shares<br><br>Seed capital raise | $500,000 mktg svcs for 100,000 Class B shares<br><br>Marketing Services (In-kind Investment) |

Competitive Advantage

# Why are we the right team to bring cricket to North America?

NACC's competitive advantage lies in the strategic composition of its board and advisory team—hand-picked elite athletes, industry experts, and youth development leaders who deeply understand the North American athlete and sports landscape. This uniquely assembled group has deliberately designed a fully integrated model that merges professional league play, grassroots development, and designed a fully integrated model that merges professional league play, grassroots development, and entertainment to build a scalable, vertically integrated cricket ecosystem unlike anything currently in North America.

Founding Team

# Seasoned experts who have shaped our industry.

**Nick Corso**, **CEO/Co-Founder**: 25 years+ in the financial services industry, including 15 years as a principal with major Wall Street Firms. He played collegiate football at UC Davis and served 7 years as the Exec. Director of College and Pro Sports at dotFIT where he works with over 200 college and pro sports teams. Nick has also supported youth and High school athlete development through the founding of his company, Legendary Athletes.



Nick Corso, CEO / Co-Founder

**Kameron Loe**, **VP/Co-Founder**: 16 years in Professional baseball as a pitcher with 9 years in the MLB. Kameron's business acumen adds to the team structure as he currently is the founder and owner of Haloe Wellness, a rapidly growing holistic and functional wellness center focusing on pain relief and regenerative therapies. Kameron's connectivity to Major League Baseball has already proven to be an incredible asset to the recruiting activities of the North American Cricket League.



Kameron Loe, VP / Co-Founder

**Julien Fountain, VP/Co-Founder**: Julien Fountain is an international Cricket & Baseball coach & former British Olympic baseball player. He has coached a range of world class international & professional cricket teams including England, Pakistan, West Indies & Bangladesh.He has worked extensively in T20 Cricket across multiple professional leagues, as well as 36 Test Matches, 106 ODI's & 28 T20 I's.



Julien Fountain, VP / Co-Founder

## John Watson

Advisory Board - Marketing



Biography                                           +

## Robert Buford
Advisory Board - Finance



Biography ⊕

## Julie Abbott
Advisory Board

Biography ⊕

## Jamie Lloyd
Advisory Board

Biography ⊕

## Ozzie Canseco
Athlete Advisory Board

Biography ⊕

---

Revenue Model

# Revenue Generation & Business Model

NACC will generate revenue through five primary channels:

**1. Team Sales & Expansion Fees** – Team ownership opportunities will generate upfront capital through ownership sales and provide long-term recurring revenue via league dues and revenue-sharing models.

**2. Media & Broadcast Rights** – As viewership grows, media partners will pay to stream or televise NACC games and events, with rights fees increasing based on audience size and engagement.

**3. Sponsorships & Advertising** – Corporate sponsors will pay for league, team, and event exposure across digital, in-stadium, and apparel assets.

**4. Merchandise & Licensing** – Branded merchandise (jerseys, fan gear, collectibles) sold via retail, online, and in-venue channels will drive direct-to-consumer revenue.

**5. Events, Clinics & Grassroots Programs** – Revenue from youth and amateur cricket clinics, tournaments, and camps will come from registration fees, local sponsors, and community partnerships.

**Why Our Model is Leverageable and Scalable**

The NACC model is built to expand efficiently. **Team-based structure** allows for national and regional growth without centralized cost burdens. **Youth programs** feed the talent pipeline while cultivating fan loyalty at a young age. **Media and licensing** revenues scale automatically with audience size, creating compounding returns. **Technology-driven infrastructure** for athlete tracking, fan engagement, and operations enables low-overhead replication in new markets.

**Why It's Capital Efficient**

1. We utilize existing infrastructure (e.g., stadiums, training facilities) to minimize fixed costs.

2. Grassroots clinics and programs generate early revenue while building brand awareness.

3. We rely on strategic partnerships— Majiik Interactive, Safe Enterprises. Decker Sports, NESTA Certified, etc.—to deliver high-impact programming without duplicative internal overhead.

4. Lean internal operations and outsourced services help us scale fast without bloated staffing.

**Key Metrics for Evaluation**

**- Customer Acquisition**: Athletes enrolled in programs, youth participants, fans registered.
**- Team Sales**: Number of teams launched and licensed.
**- Revenue Growth**: Total annual revenues from all channels (teams, media, merch, events).
**- Margins**: Gross margin on merchandise and licensing; operating margin on events.
**- Audience Reach**: Broadcast/viewership numbers, social media growth, email list size.
**- Engagement**: Youth retention in programs, sponsor renewals, fan conversion rates.

**3–5 Year Projections**

**- 12–16 professional teams** across major U.S. markets.
**- 250,000+ grassroots participants** through clinics and school programs.
**- $150–250M in annual revenue (including team sales)**, with strong contributions from media, merchandise, and events.
**- 40–50% gross margins** from merchandise and media licensing.
**- Broadcast deals reaching 10M+ viewers** domestically and globally.
**- National sponsor partnerships** exceeding $5M in annual commitments.

This model positions NACC to become not only America's cricket league—but a sustainable, high-growth sports and media enterprise.

---

# Financials & use of proceeds

**Historical Financials (Pre-Revenue Stage)**
As a development-stage enterprise, NACC has been pre-revenue to date. Since its formation, NACC has focused on foundational efforts including:
- Assembling a high-profile board of strategic advisors, athletes, and entertainment executives
- Establishing core partnerships in athlete development, biomechanics, nutrition, and mental performance
- Designing its league structure, brand architecture, grassroots engagement programs, and media platform
- Launching initial grassroots pilot programs and early-stage marketing initiatives

**Total historical operating expenditures through Year 0** (initial formation and planning phase):
- Total Capital Deployed: ~$120,000 (marketing, legal, advisory, staffing, and infrastructure development)
- Revenue: $0 (pre-revenue)

**Key Assumptions:**
- Value of team sales will fluctuate with media market value
- Media rights value grows with audience engagement and streaming partnerships
- Merchandise and ticketing scale with team loyalty and event growth
- Sponsorship demand increases with exposure, athlete engagement, and community integration
- Youth and grassroots initiatives create recurring program revenue and expand the fanbase

**Capital Efficiency:**
The model is designed to remain lean, relying on outsourced services, strategic partnerships, and use

of existing sports infrastructure. This limits fixed costs and enables scalability across markets with lower upfront overhead than traditional leagues.

Use of Proceeds

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 7% | $700 | 7% | $70,000 |
| Administrative and Legal | 0% | $0 | 15.5% | $155,000 |
| Staffing and Payroll | 0% | $0 | 25% | $250,000 |
| Marketing and Branding | 93% | $9,300 | 10% | $100,000 |
| Player Development and Recruitment | 0% | $0 | 13% | $130,000 |
| Facilities and Equipment | 0% | $0 | 9.5% | $95,000 |
| Event Operations and League Development | 0% | $0 | 10% | $100,000 |
| Travel and Accommodation | 0% | $0 | 7.5% | $75,000 |
| Contingency and Miscellaneous | 0% | $0 | 2.5% | $25,000 |
| **Total** | **100.00%** | **$10,000** | **100.00%** | **$1,000,000** |

All investors should review the Form C in its entirety for a comprehensive breakdown of use of proceeds, investor risk factors, and more information about this offering.

NACC will exercise a disciplined use of funds appropriate to support a lean but scalable launch model, aligning with the goal of building a professional cricket league that is capital efficient, commercially viable, and culturally relevant in the U.S. market.

### Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

Investor Perks

# Basic description of perks for investors

Perks for investors participating in this offering can be found below, if available, including details about eligibility.

Perk Tier #1 ($5 - $500 Investment)                                    +

Perk Tier #2 ($501 - $1,000 Investment)                                +

Perk Tier #3 ($1,001 - $2,500 Investment)                              +

Perk Tier #4 ($2,501 - $5,000 Investment)                              +

Perk Tier #5 ($5,000+ Investment)                                      +



# Invest in the future of cricket in North America

$5 per unit | $100 min. investment | Invest until 11/30/2025 | View Form C →

View all filings →

Invest Now

Updates & Press

## Updates for investors and recent press coverage

Media coverage, press releases, and any relevant updates for prospective or current investors can be found below (if available).

Frequently Asked Questions

## Investor frequently asked questions

Frequently asked questions and responses for investors can be found below.

- What is Regulation CF? +
- Who is eligible to invest? +
- What are the tax implications of making a Reg CF investment? +
- How was the valuation calculated? +
- What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering? +
- What is Issuance Express? +

Discussion

# Investor questions for the company

Investor questions can be submitted via the Q&A section below, in order to be answered by a representative of the issuer company for this offering.



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